Honeywell

PE
12-31-01





FOCUSED ON

PERFORMANCE

HONEYWELL ANNUAL REPORT 2001

PROCESSED
APR 15 2002
THOMSON
FINANCIAL
P

TABLE OF CONTENTS

LETTER TO SHAREOWNERS	1
FROM OUR NEW CEO	5
FOCUSED ON CUSTOMERS	6
FOCUSED ON PRODUCTIVITY	10
FOCUSED ON PEOPLE	14
AEROSPACE	18
AUTOMATION & CONTROL SOLUTIONS	20
SPECIALTY MATERIALS	21
TRANSPORTATION & POWER SYSTEMS	22
SELECTED FINANCIAL DATA	23
MANAGEMENT'S DISCUSSION AND ANALYSIS	24
CONSOLIDATED STATEMENT OF OPERATIONS	34
CONSOLIDATED BALANCE SHEET	35
CONSOLIDATED STATEMENT OF CASH FLOWS	36
CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY	37
NOTES TO FINANCIAL STATEMENTS	38
REPORT OF INDEPENDENT ACCOUNTANTS	55
SHAREOWNERS' INFORMATION	56
LEADERSHIP TEAM	56
BOARD OF DIRECTORS	57

FINANCIAL HIGHLIGHTS



(Dollars and Shares in Millions Except Per Share Amounts)	**2001**	2000	1999
Sales	**$23,652**	$25,023	$23,735
Net Income (Loss)[1]	**$ (99)**	$ 1,659	$ 1,541
Diluted Earnings (Loss) Per Common Share[1]	**$ (0.12)**	$ 2.05	$ 1.90
Cash Dividends Per Common Share	**$ 0.75**	$ 0.75	$ 0.68
Book Value Per Common Share	**$ 11.25**	$ 12.03	$ 10.82
Total Assets	**$24,226**	$25,175	$23,527
Common Shares Outstanding at Year-end	**815**	807	795
Employees at Year-end	**115,000**	125,000	120,000

[1] In 2001, includes repositioning and other charges resulting in a net after-tax charge of $1.771 million, or $2.18 per share. In 2000, includes repositioning and other charges and a gain on the sale of the former Honeywell Inc. TCAS product line resulting in a net after-tax charge of $634 million, or $0.78 per share. In 1999, includes merger, repositioning and other charges, a gain on the sale of our Laminate Systems business and a gain on the sale of our investment in AMP Incorporated common stock resulting in a net after-tax charge of $624 million, or $0.78 per share.

Statements contained in this report concerning the company's goals, strategies and expectations for business and financial results are "forward-looking statements" based on current expectations. No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review the section of this report captioned "Management's Discussion and Analysis" as well as reports the company files periodically with the Securities and Exchange Commission for information concerning factors which could affect the company's businesses.

ON THE COVER. In an increasingly uncertain world, customers turn to Honeywell. No surprise there. In the air and on the ground — no one has more or broader safety and security solutions expertise than Honeywell. Here, Quality Control Engineer Jonathan Kuczwaj tests a RapidDome™ video surveillance dome camera — from our high-performance ADEMCO® Video product line. As part of an integrated security system, Honeywell surveillance technology gives security personnel unprecedented tools to do their jobs. The RapidDome digital camera can zoom in and magnify any object up to 176 times, even in the extremely low light conditions of a parking lot or garage. The camera is part of Honeywell's extensive line of security products and solutions, used around the world in homes and commercial buildings — including airports. In 2001, Honeywell launched a company-wide Aviation Safety and Security initiative to provide solutions to meet the needs of our airline, airport and government customers.

TO OUR SHAREOWNERS



LAWRENCE A. BOSSIDY, CHAIRMAN

THE SHOCKING EVENTS OF SEPT. 11, 2001, HAD A PROFOUND EFFECT ON HOW WE VIEW THE WORLD, AS INDIVIDUALS AND ORGANIZATIONS.

After the attacks, Honeywell employees all around the world showed their character and compassion by giving more than $1 million, which the company matched dollar-for-dollar, to help families of the victims. Our people then turned their attention to putting Honeywell's unique technology to work fighting terrorism and enhancing aviation safety and security.

Despite the best efforts of this exceptional workforce, 2001 was one of the toughest years in Honeywell's history. We responded to short-term economic conditions by taking aggressive actions to refocus the company, reduce costs and improve competitiveness. More importantly, we took decisive steps to prepare ourselves for the future and for a new generation of leadership.

Our new president and CEO Dave Cote is well-equipped to lead Honeywell to the next level of performance. Dave, who will also succeed me as chairman when I retire this summer, is a proven leader with the background and experience to be successful here. Since 1999 he has led TRW, a diverse global company with strong aerospace, automotive and information systems businesses. Dave spent 25 years in key assignments at GE, including jobs in the aircraft engines, consumer services and silicones units, before becoming senior vice president and president of GE Appliances. Dave has the full confidence and support of your Board of Directors and me.

In 2001, the overall softness in the world economy and severe downturns in several of the industries we serve affected our results. Our sales for the year were down five percent at $23.7 billion and net income fell 27 percent from $2.3 billion to $1.7 billion, excluding the effect of repositioning and other charges. Free cash flow was $1.4 billion, flat compared to 2000, and our segment margin was 11.6 percent, down from 14.5 percent a year earlier, also excluding repositioning and other charges. Our aggressive repositioning actions and other charges resulted in an after-tax impact of $1.8 billion — which had a $2.18 per share negative effect on reported earnings. But because of these actions we foresee a much better year in 2002 and are well-positioned to grow and deliver superior results in the years ahead.

Honeywell's diverse portfolio helps us weather economic and industry cycles, which became a more difficult proposition in 2001 when we saw simultaneous declines in aerospace, energy, telecommunications, automotive and other industries. We are disappointed that we didn't achieve the kinds of results that investors deserve and have come to expect from this company over the last decade.

During all of this, we have maintained integrity as one of our core values. We have a Code of Business Conduct that is overseen by the Corporate Responsibility Committee of the Board of Directors and rigorously enforced. You have read recently about conflicts of interest and disclosure issues that have plagued some corporations. I want to assure you that no such problems will be found at Honeywell.

"PERFORMANCE CULTURE ISN'T A SLOGAN FOR US — IT'S REALITY. PERFORMANCE IS CODED IN OUR COLLECTIVE DNA AND DEFINES WHAT IT MEANS TO WORK FOR, DO BUSINESS WITH, AND INVEST IN HONEYWELL. THIS IS ONE OF THE REASONS WHY 2001 WAS SO PAINFUL."

A DIFFERENT HONEYWELL. Today's Honeywell is dramatically different from the AlliedSignal I first joined 11 years ago. From 50 dissimilar businesses we have created a cohesive global enterprise with an enviable record of achievement and tremendous potential in each of our four business segments.

Total company sales have grown 92 percent since 1990, from $12.3 billion to $23.7 billion, through a combination of organic growth and strategic acquisitions — most notably the 1999 AlliedSignal-Honeywell combination.

Combining the two companies' strong aerospace businesses created one of the best known and most valuable franchises in the industry, with unique products, systems, services and integration capabilities. Including acquisitions and divestitures, the Aerospace business grew sales 80 percent, from $5.4 billion to $9.7 billion, between 1990 and 2001 while segment profit was up almost 300 percent and margins more than doubled to 18 percent.

In 1990, Specialty Materials accounted for 23 percent of our revenue and 36 percent of our segment profit, compared with 14 and 2 percent, respectively, in 2001. Sales grew 19 percent over the period, but income and margins have declined significantly in the last two years during the most severe peak-to-trough freefall ever in the chemical industry. We took quick and decisive action to deal with price pressures and the declining market, and we continue to have confidence in this historically sound business. We are already seeing improvement in 2002, thanks to more favorable raw-materials pricing and strong demand for fluorines and certain specialty chemicals.

Transportation & Power Systems was a $4.2 billion business in 1990. Because we've divested several units that were selling commoditized products, it's smaller now at about $3.5 billion, but our offerings are more differentiated. In 2001, segment profit was $289 million, compared with $133 million in 1990 — a 117 percent increase — while margins in this price-sensitive segment have grown steadily from 3.2 to 8.4 percent.

With diversification already a strength, we broadened our portfolio further when we added a world-class Automation & Control Solutions franchise as part of the Honeywell merger in 1999. Automation & Control Solutions has also performed well over time: since 1990, it has grown sales 87 percent, from about $4 billion to more than $7 billion, including acquisitions and divestitures. Segment profit has increased 80 percent despite price pressures and increasing competition in several parts of the business.

A PERFORMANCE CULTURE. Strong performance over the course of a decade doesn't just happen. Behind the numbers is a demanding corporate culture that is focused on customers, productivity and growth. Our rigorous business processes challenge the organization, improve accountability and create continuity. We also have a shared confidence in our ability to continuously improve, a disdain for the status quo, and great people who are attracted and motivated by challenging work and the opportunity to grow, learn and excel.

Performance culture isn't a slogan for us — it's reality. Performance is coded in our collective DNA and defines what it means to work for, do business with, and invest in Honeywell. This is one of the reasons why 2001 was so painful.

However, the hard choices we made last year are paying off. We were among the first companies to spot the early signs of an economic slowdown, take our lumps and move forward. As part of the most ambitious cost-reduction initiative in the history of our company, we were required to eliminate about 15,000 jobs in 2001. But today we have a leaner, tighter organization the size of which is consistent with the demands of the current business environment. In addition,

"THE HARD CHOICES WE MADE LAST YEAR ARE PAYING OFF. WE WERE AMONG THE FIRST COMPANIES TO SPOT THE EARLY SIGNS OF AN ECONOMIC SLOWDOWN, TAKE OUR LUMPS AND MOVE FORWARD.... HONEYWELL NOW HAS ITS BEST COST-STRUCTURE POSITION EVER."

we have already reduced selling, general and administrative spending by $221 million, closed 51 facilities, and eliminated management layers and regional redundancies. On a percentage basis, our SG&A reductions have significantly outpaced our volume declines, which will lead to better earnings. In fact, Honeywell now has its best cost-structure position ever.

Our efforts will deliver $1.3 billion in cost productivity in 2002, with more to come. Reinvigorating Six Sigma will build on the outstanding results we've achieved over the last decade. And coupling Six Sigma with an aggressive company-wide digitization effort will reduce costs, leverage our technology investments and create competitive advantage. Beginning with the quick-hitters, we're moving swiftly to automate 90 percent of our key processes by 2004, with projected savings of $150 million in 2002 growing to at least $500 million annually by 2005. All in all, we expect to return to 6 percent productivity in 2002.

CLEARING THE DECKS FOR GROWTH. We have cleared the decks to take full advantage of an improving economy and the many growth opportunities we see across the company.

We continue to build and refine a business portfolio that can support our ambitious growth aspirations. Growing our core businesses is essential and our repositioning efforts have given us the financial flexibility to make some niche acquisitions in 2002. In the current economy, we're seeing some attractive acquisition opportunities that weren't available at a reasonable price in the boom times of the 1990s. At the same time, we continue to divest non-core holdings so that we can invest in businesses with greater growth potential.

We exited the turbogenerator and carpet-recycling businesses in 2001 because neither was living up to our expectations and we know we can generate better returns elsewhere. We agreed to transfer the Bendix truck-brakes unit to our joint-venture partner, Knorr-Bremse, and it remains our intention to leave the Friction Materials business.

We settled the Litton lawsuit for $440 million at the end of 2001. This case, which began 12 years ago, was well known to us at the time of the AlliedSignal-Honeywell merger and we are happy to put it to rest. Our agreement with Litton's owner, Northrop Grumman, not only eliminates a potential $1.2 billion liability and the associated legal costs, it gives us the unimpeded ability to sell avionics products using ring-laser gyroscope technology.

Developing new products and technologies is essential to growing Honeywell. We continue to invest about 3.5 percent of annual sales or $832 million in R&D — but we've taken a more focused approach to our spending. An integrated long-range technology plan and roadmap, linked to business and market needs, has helped us narrow our scope from more than 150 individual R&D projects two years ago to 16 core technology platforms — including decision automation, embedded measurement and control, and materials and processes. The business units ultimately set the agenda for technology spending — ensuring that our development investments are driven by the potential for growth and quick returns.

Growth opportunities abound across Honeywell. In Transportation & Power Systems, our Garrett® turbochargers are the clear choice for passenger cars with worldwide sales volume growing at double-digit rates. And our Consumer Products Group of world-class automotive brands — including Prestone®, Autolite® and FRAM® — has substantial penetration in leading retail and wholesale channels.

While Specialty Materials has had a tough time over the last two years, this is a sound business on its way back. We have an experienced team in place, including a new business unit leader with a strong industry background. We're bullish on

"CUSTOMERS WANT MORE OF WHAT HONEYWELL HAS TO OFFER — PRODUCTS, TECHNOLOGIES, SERVICES AND SOLUTIONS THAT IMPROVE THEIR LIVES AND MAKE THEM SAFER, MORE SECURE, MORE PRODUCTIVE AND MORE EFFICIENT."

the fluorines business, where we have a leading position and expect to benefit from an expanding worldwide demand for environmentally safer materials. Our electronic materials business is poised to grow when the technology and telecommunications markets recover.

With our leading technology and strong global brand, we are well positioned for growth in Automation & Control Solutions. We reduced the cost structure of ACS through a variety of actions — including consolidating the home, building and industrial businesses across the globe — which will drive improved earnings and margins this year. We are benefiting from increasing worldwide demand for products and systems that save energy, reduce operating costs, and improve safety and security in homes, buildings and industrial settings.

While the commercial air transport market will no doubt be softer in 2002, partially as a result of the Sept. 11 tragedy, we're encouraged by recent reports of increased load factors at major airlines. Aerospace sales will be down this year, but continued success in our business aviation and defense segments will mitigate the downturn in air transport. Honeywell's Primus Epic® avionics system has an excellent program win rate, and our new AS900 engine family has a solid order backlog and new customer interest. The Lockheed Martin Joint Strike Fighter aircraft should bring us some $5 billion in revenue over the life of the program.

The tragic events of 2001 reminded all of us that the world is an uncertain place. In the aftermath, customers want more of what Honeywell has to offer — products, technologies, services and solutions that improve their lives and make them safer, more secure, more productive and more efficient.

These common threads extend across Honeywell, but they are especially evident in the Aviation Safety and Security taskforce we moved quickly to form after Sept. 11. Working with government agencies and our airline and airport customers, we're applying our unique expertise to address safety and security concerns on the ground and in the air. No other company has the technology and know-how to safeguard airline passengers with multiple layers of protection that begin in the airport parking lot and continue into the terminal, onboard the aircraft and into the cockpit. With our presence on virtually every commercial jetliner, in more than 200 airports, and in public buildings around the world, Honeywell is well positioned to grow while helping authorities and our customers improve the safety of air transportation.

While my Honeywell career is nearing its end, a new Honeywell is just getting started. We've come a long way over the last decade and have created an extraordinary platform for growth and sustained performance. With the support of a strong and deep management team and exceptional employees around the world, I am confident Dave Cote will build on all we've accomplished to create a 21st century Honeywell that will take our company to the next level of achievement.

My thanks to the Board of Directors and to all Honeywell shareowners and employees for your support during my terms as CEO. I continue to have great faith in this company and its potential for greatness.

Sincerely,



Lawrence A. Bossidy
Chairman

March 1, 2002



DAVID M. COTE, PRESIDENT AND CHIEF EXECUTIVE OFFICER

DEAR SHAREOWNERS:

HONEYWELL IS A TERRIFIC COMPANY AND I'M VERY PROUD TO BE A PART OF IT.

In my first weeks on the job, I've spent time with Honeywell's most important constituencies: employees, customers and investors. After this experience, I'm more convinced than ever that Honeywell has what it takes to create and sustain success: world-class products, systems and services; a great track record; a sterling reputation; and a global team of employees that is focused on winning.

I've already seen positive proof that Honeywell's leaders and employees have the enthusiasm, vigor and commitment to make Honeywell a great stock for long-term investors, a great partner for our customers and a great employer for the world's best people.

During my assignments at TRW and General Electric, I became very familiar with AlliedSignal, Honeywell Inc., and now Honeywell International. I've respected this company as a tough competitor and as a valued supplier-partner.

To live up to our extraordinary potential, Honeywell is committed to robust and disciplined company-wide processes that create continuity and inspire new levels of achievement. These include processes for determining strategy, driving results and developing people. Six Sigma, digitization, a strong technology roadmap, and a commitment to employee learning are deeply embedded in Honeywell's culture and are keys to achieving superior performance and above-market rates of growth.

Growth is Honeywell's top priority. We plan to grow organically by delivering outstanding value for our customers; offering superior levels of quality, on-time delivery performance and customer service; and applying our world-class technologies to further differentiate Honeywell products and services. With a strong balance sheet and great core businesses to build on, acquisitions are also part of our growth strategy. We'll look for acquisitions that provide value for shareowners and help us enter new markets, product lines and service segments with strong growth potential.

But make no mistake — a renewed commitment to growth doesn't imply a lessening of our commitment to productivity. Growth and productivity are interdependent: as we grow we become more productive and productivity creates new growth opportunities.

My expectations of Honeywell people — and of myself — can be summed up in two words: results and teamwork. We can only be successful if we set the bar extremely high and work together to achieve superior results that create value for our customers and investors. With a focus on growth and superior shareowner returns, my new Honeywell colleagues and I will waste no time and spare no effort in moving forward to create a better, stronger, more competitive Honeywell.

I came to Honeywell because of the challenge presented by its size and complexity, the growth prospects and the chance to follow Larry Bossidy. I know I speak for all Honeywell shareowners and employees in thanking Larry for his vision, leadership and achievements. We wish him all possible happiness in retirement and success in his future endeavors.

After a short time on the job and the opportunity to meet thousands of my new Honeywell colleagues, I know I made the right decision in joining Honeywell. Shareowners, customers and employees can count on my full commitment to build on what everyone at Honeywell has created — a focused, high-performance company with a bias for action and a dedication to delivering results.

Sincerely,

Dave Cote

David M. Cote
President and Chief Executive Officer

March 1, 2002

FOCUSED ON

CUSTOMERS

EASy Solution. Dassault Aviation picked Honeywell as its partner on EASy — the Enhanced Avionics System for all its new wide body Falcon business jets. In the cockpit of a Falcon 900EX, the first EASy flight-test aircraft, Christine Courault, Dassault EASy program director, and Jean-Francois Chanut, Honeywell director of Dassault sales and support, talk about Honeywell's Primus Epic avionics, the heart of EASy. Primus Epic is the technology leader, with innovative pilot interfaces and very large panel displays. Honeywell expects Primus Epic, which has been chosen by several leading aircraft manufacturers for various airplane models, to generate $2.2 billion in revenue between 2002 and 2010. Honeywell will also supply auxiliary power units, air management systems and hydraulic power systems for Dassault's newest aircraft, the Falcon 7X.



IN A WORLD THAT'S BECOMING MORE COMPLICATED AND UNCERTAIN ALL THE TIME, HONEYWELL IS ON THE CASE. SUPPLYING SUPERIOR PRODUCTS IS IMPORTANT — AND WE'RE GOOD AT IT. BUT WHAT WE DO BEST IS SOLVE CUSTOMERS' PROBLEMS. CREATING SOLUTIONS FOR THEM IS CREATING GROWTH OPPORTUNITIES FOR US.

IN THE END, THE "NEW ECONOMY" TURNED OUT TO BE MORE HEADLINE — OR MAYBE PUNCH LINE — THAN REALITY. Contrary to predictions, the fundamental rules still apply. Profits matter after all and the pressure to perform is more intense than ever. Customers look to Honeywell for answers in a complex world. Our products, technologies and know-how make customers more efficient and improve people's lives.

When it comes to developing and integrating technology that helps customers clear demanding performance hurdles, Honeywell is on the leading edge. That's one reason Airbus picked us as a partner for its promising new super-jumbo aircraft — the A380. When it enters service in 2006, the A380 will be the biggest airliner in the sky — comfortably carrying 555 passengers — and one of the most efficient. Airbus predicts operating costs will run 15-20 percent below those of today's jumbo jets, thanks to many innovations — including Honeywell's new-generation flight management system, an integrated safety and surveillance system, a secondary electric power distribution system, and a pneumatic system for the Rolls-Royce Trent 900 engine, one of two engine options.

Alcoa came to Honeywell when it decided to make its leading-edge alumina refining process even better. The world's top aluminum company chose Industry Solutions' innovative ManageAbility™ program to quickly implement standardized automation technologies at seven sites worldwide. Through ManageAbility, Alcoa and Honeywell work together to improve productivity, reduce costs and enhance responsiveness to changing market conditions. The 10-year agreement will provide sustained, measurable benefits tied to Alcoa's business metrics. With ManageAbility, Honeywell customers get the world's best automation systems and software and Honeywell's commitment to meeting their business goals.

Garrett® passenger-car turbochargers save fuel and reduce emissions without sacrificing engine performance. Take the Audi A2 1.2 TDI — winner of the 2001 Environmental Award from Britain's *Autocar* magazine. Thanks to Garrett's innovative variable nozzle turbine, its lightweight design and other efficiency-enhancing features, the A2 1.2 TDI uses less than three liters of diesel to travel 100 kilometers — the equivalent of 80 miles per gallon.

Semiconductor manufacturers need ultra-high-purity chemicals to make chips that meet the exacting quality and performance demands of today's electronics and technology industries. In 2001 Honeywell built on its position as a top supplier of high-purity acids and other chemicals used in the etching process by joining forces with Texas Ultra Pure, a unit of Mitsubishi Chemicals. Together, we're better equipped to grow our Specialty Materials business and meet the needs of the dynamic semiconductor industry.

Adjust the temperature at home before you leave the office. Turn on the porch lights with your cell phone. Use a web camera to check the house when you're away for the weekend. It's easy, with Honeywell technology that integrates comfort controls, lighting, security systems and appliances, and lets customers use a wall touchpad, telephone or the Internet to make things at home more comfortable, secure and convenient. Honeywell's new Home & Away™ System is a powerful home-automation tool for new and existing homes. And a major German utility offers its customers our Hometronic™ system — complete with a personal home-automation

website. Luxury homebuilder The Holiday Organization uses our wireless, pen-based WebPAD™* Internet appliance to help tech-savvy homeowners stay connected.

American and allied defense forces turn to Honeywell for technology to improve their capabilities — from sophisticated systems for the next-generation fighter aircraft, to precision sensors that make sure weapons hit their intended targets, to systems that power uninhabited vehicles, to upgrades that extend the lives of proven aircraft and combat vehicles. Several Honeywell systems will fly on Lockheed Martin's new Joint Strike Fighter; the U.S. Army picked us as part of a team to develop and produce a new gas-turbine engine for the Crusader artillery system and M1 Abrams tank; and we're part of a Boeing-led team that's giving the classic C-130 Hercules cargo plane an avionics facelift.

With safety and security now the world's top priority, government leaders and our airline and airport customers have turned to Honeywell for solutions. With good reason: we've been the leader in flight safety for decades; and we already protect millions of buildings around the world — including airports from Munich to Hong Kong. Our Enterprise Buildings Integrator gives airport operators command over vital access-control, surveillance, asset-tracking and life-safety systems. In Aerospace, we're adding capabilities to a line of flight management, communications, flight-safety and data-recording systems that is already second-to-none. New runway-incursion technology will help pilots avoid ground hazards and real-time audio/video monitoring capabilities for the cockpit and cabin will add another layer of security. Our high-strength Spectra® fiber is the material-of-choice for bullet-resistant vests and we're expanding production to meet growing demand for materials to secure aircraft cockpits and cargo areas. We're working with three manufacturers and marketers of armored cockpit doors — C&D Aerospace, TIMCO and AIM Aviation.

There are thousands of other examples of Honeywell helping customers solve today's problems and focus on tomorrow's needs. Our long relationship with Boeing is going strong — we're a leading supplier of products and systems for the company's successful family of airliners and we're working together on Boeing's development plans for its next-generation aircraft, the sonic cruiser that will enter service in 2008 and fly at near supersonic speeds. Our Total Energy Account Management capabilities let Ft. Bragg, N.C., trim 25 percent off its energy costs. We're improving indoor air quality with products like enviracaire ELITE™ — our best whole-house air-quality system. We provide game-changing value to business jet operators — the Bombardier Continental will fly with Honeywell technology including our AS900 propulsion engine, which will deliver the same power at 30 percent lower cost. And our high-purity Burdick & Jackson™ line of BioSyn® DNA reagents is helping scientists explore the potential of biogenetics to improve the quality of life.

Great customer relationships drive performance and create growth opportunities — and ours are getting better all the time. Honeywell's leading technologies, problem-solving expertise and performance zeal have built bonds with consumers and the best companies in every industry we serve. Our trophy case bulges with awards from leading customers: American Airlines, Samsung, Embraer, Northrop Grumman, Federal Express, Pennzoil-Quaker State and National Semiconductor, to name a few. We're proud of these honors, but prouder still of what they recognize — the accomplishments of our employees and a dedication to customers that is a fundamental part of Honeywell's character. ▭

1 Honeywell and Boeing are working together on Boeing's development plans for its next-generation aircraft, the sonic cruiser that will enter service in 2008 and fly at near supersonic speeds. **2** Our service technicians will scale any heights to satisfy Honeywell customers — that's one of the reasons we're a leading supplier of integrated building-management systems and software. **3** Customers turn to Honeywell for high-performance chemicals that meet the exacting purity standards of the biogenetic, pharmaceutical, electronic and other industries.



** WebPAD™ is a trademark of National Semiconductor Corporation*



GROWING GREENER

Protecting the environment is a global priority and countries and companies are thinking greener all the time. Montreal Protocol deadlines for phasing out the use of ozone-depleting materials are fast approaching. Customers look to Honeywell for safe and effective substitutes — like our high-performance ozone-safe insulating foam agent. Demand is so strong for Enovate™ 3000 (HFC-245fa) — used in insulation for refrigerators, freezers, trucks, rail cars and roofing — that we're building a new plant in Geismar, La., to meet it. Curtis Brescher and Bianca Jackson direct start-up procedures at the plant, which is scheduled to go on-line later this year. Naturally, they're using the latest Honeywell industrial automation equipment and software solutions to operate the facility safely and efficiently.

FOCUSED ON PRODUCTIVITY

Accelerating Growth. When the demand for Garrett turbochargers skyrocketed we had to figure out how to increase our European manufacturing capacity — and fast. With Six Sigma and Lean Manufacturing, we re-engineered processes at our existing factories in France, Italy and England — as a result we can produce 1.5 million more units a year without adding bricks or mortar. Employees — like Neil Sharkey at the Skelmersdale, U.K., plant — use the latest equipment and processes to drive improvement. Product quality has improved three-fold and customer performance is up 29 percent across Europe.



WHEN IT COMES TO PRODUCTIVITY, HONEYWELL IS A ONE-OF-A-KIND DOUBLE PLAY. FOR YEARS CUSTOMERS HAVE TURNED TO US FOR TECHNOLOGY SOLUTIONS THAT MAKE THEM MORE EFFECTIVE, EFFICIENT AND PROFITABLE. BUT THAT'S ONLY HALF THE STORY. INSIDE HONEYWELL, PRODUCTIVITY IS MORE THAN A COMPANY PRIORITY — IT'S A WAY OF LIFE.

IF OTHER COMPANIES EMBRACE PRODUCTIVITY AS PART OF THEIR CULTURE, HONEYWELL HAS SEIZED IT IN A BEAR HUG. Here, Six Sigma isn't just a statistical measure or a wall plaque; it's part of our genetic code and the source of our common vocabulary. It's also a powerful contributor to our success: we estimate that Six Sigma has saved $3.5 billion since 1995.

We're justly proud of that number, but we're not wasting a lot of time congratulating ourselves for past achievements. We're challenging the organization with ambitious new productivity goals for 2002 — because we know that constantly getting better will help us meet commitments and position Honeywell to grow and perform, in good economies and bad. The sweeping cost-structure improvements we made in 2001 set the stage for 2002 — we're ready to deliver 6 percent productivity improvement and resume our long history of year-over-year productivity growth.

New web technologies are enabling a game-changing leap forward at Honeywell — helping us improve and automate most processes, completely reconstruct others and invent new business models to drive growth and performance. Digitization promises to deliver more than $1 billion in cumulative savings over the next three years — as we set our sights on digitizing 90 percent of Honeywell's core processes.

Our e-receivables initiative is a great example. We're using web tools to standardize and automate the collection process and resolve billing disputes quickly and efficiently. The results so far: 10 percent fewer past-due invoices, $50 million in cash flow savings and a $1.2 million reduction in annual overhead costs.

The Internet is making it easier to do business with Honeywell. Industry Solutions merged three existing customer portals last year to create a single user-friendly website and $74 million of sales. Electronic Materials cut inquiry-response time from as long as 12 hours to about seven minutes with a new calibration-data site for semiconductor manufacturers. With the AvionicsZone.com and BendixKing.com websites, Aerospace Electronic Systems lets customers and dealers download technical information, place and track orders, check on repairs and pay their bills. The two sites have generated $38 million in sales so far.

The web is also ironing out kinks in the supply chain — streamlining processes, reducing transaction costs and improving communications. E-procurement, supplier tracking and on-line auctions will improve supply chain productivity by at least $40 million in 2002. Garrett Engine Boosting Systems already manages 80 percent of its North American supplier spending on line and is using the web to cut customer order-to-delivery times in half. And, with our new i-Buy on-line purchasing system, more than 80 percent of Honeywell's maintenance materials, computers, office supplies and other indirect items soon will be bought on line — saving money, time and paperwork.

Employees find information they need to do their jobs with a few keystrokes. E-News on the myHoneywell.com Intranet is the preferred source of company news — read by tens of thousands each day. Our new myProjects site helps employees succeed at local productivity projects by tapping into detailed information about what's worked elsewhere. And on-line meeting software makes collaboration across oceans, continents and time zones routine.



FAST RELIEF

More than 1,400 Honeywell field technicians are more efficient thanks to new digital tools that let them spend more time on customer service and less on paperwork. With FAST — Field Automation Service Technology — and our ServicePortal, we became the first national building systems service organization to implement field automation technology. At the Huntington Beach, Calif., civic center, Gary Gordon uses the FAST hand-held computer to update his customer's service records and check on his next call. FAST increases customer responsiveness, enhances service quality and streamlines record keeping. Service process steps have been cut from 17 to three, saving time, reducing costs and improving productivity.

The myHoneywell site also gives employees the power to review, update and manage their personal information. Employees use the site to check pay statements, enroll in benefits programs, manage retirement accounts, submit expense reports and create personal development plans. They can access many features from home or on the road. Employees don't need paper forms and we don't need people to shuffle them.

Employees are improving productivity — everywhere in Honeywell. At our repair and overhaul facility in Singapore we used Lean Manufacturing techniques to increase efficiency and customer satisfaction. Our FRAM® plant in Utah improved quality and cut customer returns almost in half with Six Sigma tools. Aviation Products in Minneapolis has achieved a 100 percent customer product-acceptance rate for five years running. Holt-Lloyd employees in Europe reduced inventory by $2 million with improved forecasting processes. The Software Solutions Lab in Bangalore earned the Software Engineering Institute's highest capability rating — Level 5 — and India's Rajiv Gandhi quality prize. We also won Australia's top business excellence award — which has standards so high that no one else has earned it in a decade.

Employees at Industry Solutions' Vancouver, Canada, plant saved $800,000 by eliminating production steps, reducing rework, cutting assembly costs and redesigning products. A Global Business Services team in Shanghai used Six Sigma and the Internet to reinvent administrative processes and save $1.9 million. Aircraft Landing Systems employees increased customer responsiveness through a 20 percent improvement in factory productivity and reduced inventory by $15 million since 1999. And at Specialty Materials in Louisiana, employees generated more than $8 million in additional revenue in 2001 by increasing HFC-125 production rates by more than 15 percent.

Thousands of experiences like these prove that our intense focus on productivity is paying off. But, far from being satisfied, we're turning up the heat. Our global presence in 95 countries is a strong suit that we continue to play aggressively to drive productivity improvement. Our software development capabilities in India, Ireland and Eastern Europe are both cost-effective and world class. We put development, manufacturing and service operations near customers to improve responsiveness and save time and money. And we continue to pursue global manufacturing strategies that include using factories in lower-cost countries when it makes sense.

Many of our senior productivity experts will pursue improvement projects full time — because we've learned that we can achieve more than four times the savings from projects that have a Black Belt dedicated to them. We already have more than 100 Master Black Belts and Lean Masters and 3,000 Black Belts and Lean Expert resources hard at work in Honeywell — but we need more to achieve our ambitious growth and productivity goals.

More than 900 of our best people — including 150 senior managers — will start Black Belt training this year. And, we're proactively assigning high-talent employees to important Six Sigma and digitization jobs — essential grooming for our next generation of leaders. We're sending a clear message, inside and outside Honeywell, that productivity is our dominant trait; it's embedded in our culture, practiced by our people and deep-seated in our management system. But that's no surprise for a company that's focused on performance.

1 Honeywell helps customers improve efficiency of the products they make and use — like the Army's battle-proven M1 Abrams tank, which will be retrofitted with the powerful, efficient and lighter-weight LV100-5 gas-turbine engine. **2** Honeywell employees worldwide are getting digital — using new web technologies to streamline processes, save time and reduce costs. **3** Productivity is a priority at Aircraft Landing Systems, where 96 percent of salaried employees have completed Six Sigma Green Belt training.







FOCUSED ON

PEOPLE

True Colors. Honeywell counts on its talented technical workforce — some 30,000 strong — to keep us on the leading edge. Our engineers and scientists have helped us amass a rich intellectual-property portfolio — including 496 new U.S. patents in 2001. At our lab in Minnesota, Dr. Ioannis Pavlidis, demonstrates new technology that uses infrared images and Pavlidis' algorithms to analyze blood flow around a subject's eyes — the flow increases significantly when the subject lies. In testing, thermal-image lie detection performed with accuracy equivalent to a traditional polygraph. The technology holds the potential to quickly uncover lies — in an airport security situation for example — without direct contact with the subject and with less security staff training.



JUST BECAUSE IT SOUNDS LIKE A CLICHÉ DOESN'T MEAN IT ISN'T TRUE: A COMPANY IS ONLY AS STRONG AS ITS PEOPLE. OUR CULTURE IS DEMANDING. PERFORMANCE REALLY MATTERS HERE; ALL EMPLOYEES HAVE TOUGH GOALS AND WE HOLD THEM ACCOUNTABLE. NOT EVERY-ONE WANTS TO WORK AT HONEYWELL — AND THAT'S FINE WITH US.

WE WANT PEOPLE WHO WILL THRIVE IN OUR CHALLENGING HIGH-PERFORMANCE ENVIRONMENT — PEOPLE WITH CONFIDENCE, ENTHUSIASM AND THE WILL TO WIN. Our best employees are passionate about what we're trying to accomplish. Their job is to make this a great company. Ours is to make it also a great place for them to work.

It starts with finding and keeping good people. Why talk about hiring and retaining top talent when Honeywell and almost everyone else is downsizing? Because recessions always end, the pace of change continues to accelerate and fresh ideas create new opportunities. Twenty-five percent of Honeywell employees work in technical jobs and we're constantly on the lookout for engineers and scientists with expertise in emerging technologies that can spur growth. But it doesn't stop there. We also plan to hire hundreds of new college graduates this year, including more than 60 MBAs who will get broad exposure to Honeywell in our innovative Pathways management-development program.

There's always room at Honeywell for leaders who can deliver results, think outside the box and develop people. Yes, we used 2001 to restructure and reduce management layers. But we also made certain we had strong and motivated leaders in charge in every business unit and function. This year, our top priority is the successful transition to a new chairman and CEO — Dave Cote — a business heavyweight with the skills, background and intensity to complete Honeywell's transformation and lead us to new levels of performance and value creation in the years ahead.

Everybody talks about developing talent. But for us, it's more than talk — it's an integral part of how we run the company, on equal footing with our robust strategic planning and annual operating plan processes. Our rigorous talent-review process helps us identify and create opportunities for our best people and deal honestly with underperformers. It also makes sure we have a capable and effective organization in place — focused on achieving the company's goals.

There's a place for learning at Honeywell: everywhere. People learn in classrooms, of course, and we have some of the best at our three world-class learning centers and dedicated learning facilities around the world. In 2001 we began a curriculum overhaul to expand and focus our offerings and make sure we're providing the learning experiences employees want and need to be successful at their jobs. Six Sigma is a big part of our learning effort — from the extensive Six Sigma overview classes most new employees attend to the intense curricula that Masters, Black Belts and Lean Experts pursue. And we offer thousands of other work-related classes worldwide — from training in product-assembly techniques, to workplace safety seminars, to software skills classes, to engineering workshops — the list goes on and on.

The Internet has created a whole new place for learning and it's changing education, just like it's changed almost everything else. Honeywell people use web tools to develop learning plans, update their records, sign up for classes, attend on-line seminars and share information. With e-learning and remote-meeting software, employees in Beijing, Caracas, Prague and Toronto can gather in a virtual classroom and learn together, without ever leaving their desks. Some of the most important knowledge is gained on-the-job — in the offices, labs and manufacturing facilities where Honeywell employees learn from each other and apply what they've learned to make the company more productive and our customers more successful.

Our 401(k) Savings and Ownership Plan is one of the best in the U.S. and helped us earn the 12th spot on *Money* magazine's Best Company Benefits list in 2001. Outside the U.S., employees in many other countries also use our stock-purchase plans to build a stake in Honeywell. Employee stock ownership aligns employee and shareowner interests and, over the long haul, lets employees profit from the success they're helping to create. Honeywell employees have a powerful incentive to drive performance — they hold about 9 percent of our company's outstanding stock and, as a group, rank as our largest shareowner.

Each year, tens-of-thousands of Honeywell employees take the same level of dedication and enthusiasm that they bring to work into Honeywell communities around the world. They build Habitat for Humanity homes in Seattle, support elementary schools in remote China villages, collect clothes for underprivileged kids in New Jersey, tutor chemistry pupils in Germany, raise money to stock food-banks in Minneapolis, sponsor medical clinics in Mexico, make life easier for elderly people in Singapore and give generously to help those in need.

So it's no surprise that employees rushed to help families affected by the Sept. 11 terrorist attacks in a Honeywell-wide campaign that the New York United Way has called one of the most generous employee fundraising efforts ever. Our employees led the way and Honeywell matched their contributions — resulting in more than $2 million in aid to victims' families.

We've come to expect that kind of caring, dedication and determination from Honeywell people. We see it from them every day — on the job and in their personal lives. Take Marianne Pontillo, a Honeywell program manager and trained paramedic, who rushed to the World Trade Center site on Sept. 11 to care for victims. Or John Draper, an employee at our turbocharger facility in the U.K. who founded Belarus Aid, a charity that provides humanitarian and medical help to hospitals, orphanages and schools in an area still affected by the Chernobyl disaster of 1986. Or Lou D'Agostino and his coworkers at the Pottsville, Penn., plant, who make the high-performance Capran® Emblem™ film that protects vital supplies dropped as part of Afghan humanitarian relief efforts. Take Dieter Roy, Bob Eubank, Robert Marsh and Dwayne Brown who helped get a Texas Petrochemicals facility up and running just three days after an explosion crippled operations.

Mike Julian drove hours to a small Maryland airfield to make an emergency repair to get a doctor back in the air and on his way to see patients. Jim Murray won the prestigious Scottish Engineering Award for his contributions to our sensor products line and the engineering field. Dean Affholter and Doug Drewes reached out to teach Six Sigma to one of FRAM's suppliers. Matt Griswold helped Greece's Hellenic Air Force upgrade radios on their C-130 transports in record time, enabling them to fly relief supplies to Indian earthquake victims.

In the end, it's all about performance. We've worked hard to build a sustainable work culture that emphasizes results and gives our people the skills, resources and motivation to focus on what's important — satisfying our customers, meeting or exceeding our commitments and driving innovation and productivity across the company. ▭

1 Learning is a priority everywhere at Honeywell, including Singapore where employees take advantage of the company's commitment to 40 hours of learning each year to stay current and gain new skills. **2** Employees are making Honeywell communities stronger, with efforts like an e-mail mentor program with students at John Jacobs Elementary School in Phoenix. **3** Employees in Transportation & Power Systems' turbocharger business rely on Six Sigma tools to provide customers with the highest levels of service.





WORKING APART

Honeywell employees use the latest e-meeting software to work with and learn from their colleagues all around the world. Honeywell has expanded the number of on-line courses available to employees, who also use the web to create and manage their learning plans. Employees regularly meet on-line to share ideas and collaborate with co-workers across oceans, continents and time zones. From their office in Morristown, N.J., e-business team members (from left) Lisa Tortola, Jerry Ibrahim, Bask Iyer and Karen Federoff, host a web meeting to get internal customer feedback on myHoneywell.com — Honeywell's popular employee Intranet.



AEROSPACE

FINANCIAL RESULTS

(Dollars in Millions)	**2001**	2000	1999
Sales	**$ 9,653**	$ 9,988	$ 9,908
Segment Profit	**$ 1,741**	$ 2,195	$ 1,918
Margin	**18.0%**	22.0%	19.4%

Superior technology, products, solutions expertise and customer relationships make Honeywell one of the most valued names in Aerospace. We are the world's premier supplier of aircraft engines and systems, avionics and other products and services for airliners, business and regional aircraft, military aircraft and land vehicles, and manned and unmanned spacecraft. With our nose-to-tail and gate-to-gate integration capabilities, Honeywell ranks consistently among the most admired and respected aerospace suppliers.

BUSINESS AND MARKET SEGMENTS: Aerospace Electronic Systems; Aircraft Landing Systems; Engines, Systems & Services; Commercial Market Segment; Defense & Space Market Segment.

COMPETITIVE STRENGTHS: Unrivaled breadth of systems, products and services; ability to provide integrated solutions; superior technology; flight safety leadership; unsurpassed systems integration expertise; knowledge management and predictive services; proven ability to deliver lifecycle value to customers.

PRIMARY TECHNOLOGIES AND PRODUCTS: Turbofan, turboprop and turbo-shaft propulsion engines; auxiliary power units; integrated avionics systems; communications, navigation, display and flight-management products and systems; flight safety systems and products; environmental control systems; aircraft landing systems; aircraft and airfield lighting systems; aerospace spare parts; repair and overhaul services; hardware and logistics support; management and technical services.

REPRESENTATIVE CUSTOMERS: Bell, Boeing, Bombardier, British Aerospace, Cessna, Dassault, EADS/Airbus, Embraer, Fairchild Dornier, General Electric, Gulfstream, Hughes, Learjet, Lockheed Martin, Northrop Grumman, Raytheon, Sikorsky, Sino Swearingen, TRW, United Technologies, U.S. Department of Defense, U.S. Department of Energy, U.S. National Aeronautics and Space Administration (NASA), and leading airlines and airport authorities.

KEY BUSINESS STRATEGIES:

- Increase integration of avionics and other major aircraft systems to increase reliability and safety and lower aircraft operating costs;
- Expand integrated solutions expertise, for gate-to-gate communication, navigation and support services;
- Expand service and support capabilities;
- Apply leading flight safety expertise to provide in-flight and on-ground solutions for government, airline and airport customers;
- Create precision weapon guidance and develop unmanned vehicle systems, adding to our capabilities in modifications/upgrades and Total Logistics Support to respond to military and defense needs;
- Focus on dependable and timely product development and apply engineering investments to key growth areas;
- Drive Six Sigma and digitization initiatives and continue to improve and optimize the supply chain.







2001 BUSINESS HIGHLIGHTS:

- Chosen by Lockheed Martin to equip the new Joint Strike Fighter with wheels and brakes, onboard oxygen-generating system, engine components, power and thermal management system driven by an integrated auxiliary power unit, and other products and systems. Honeywell expects $5 billion *in revenue over the program's life.*
- Selected by Airbus and its prime contractors to provide key systems for the Airbus A380 jetliner, including: next-generation Flight Management System, Aircraft Environment Surveillance System (an integrated safety and surveillance system), a Secondary Electric Power Distribution System, and a Pneumatic System on the Rolls-Royce Trent 900 engine.
- Chosen by American Airlines for a 10-year agreement to provide the newest technology predictive windshear radar systems for installation on selected current and future American Airlines aircraft.
- Selected, as part of a Boeing-led team, to provide engineering, manufacturing and development support for the C-130 transport Avionics Modernization Program.
- Won contracts to provide Primus Epic® integrated avionics solutions for new business jet programs, including the PlaneView cockpit for the Gulfstream V-SP and the EASy Enhanced Avionics System for the Dassault Falcon 7X. Also certified the Primus Epic Control Display System for retrofit into older business aircraft.
- Achieved major milestones on the AS900 engine program with a successful first flight and the accumulation of 1,700 total flight hours while completing over 80 percent of the certification requirements. Well positioned for successful Bombardier production deliveries beginning in mid-2002.
- Received contract and initiated production readiness to deliver T55 engines for Chinook helicopter application — the first of an engine order valued over $1.1 billion in revenue — and delivered the first five of 165 T800 helicopter production engines for the British Ministry of Defense and Japan Defense Agency.
- Delivered the 10,000th Honeywell TFE731 turbofan jet engine, for installation in a Bombardier Aerospace Learjet 45 super-light business jet. First introduced in the early 1970s, 99 percent of all TFE731 engines built are still flying.
- Delivered the first ring-laser-gyroscope based Fault Tolerant Inertial Navigation Unit for the Atlas V Launch Vehicle to Lockheed Martin Space Systems. The unit is a primary avionics component for the Atlas V, performing inertial measurement functions and providing computer processing for flight control software.
- Received FAA certification for the Honeywell/Thales MCS-7000 and MCS-4000 satellite communications (SATCOM) systems that provide global air-to-ground voice, fax and data communications capabilities.
- Chosen by Japan's Institute of Space and Astronautical Science to provide reaction wheel assemblies to stabilize, position and control the Solar-B exploratory spacecraft.

Airbus A380 photo: Copyright Airbus, computer graphic by i3m



AUTOMATION & CONTROL SOLUTIONS

FINANCIAL RESULTS

(Dollars in Millions)	**2001**	2000	1999
Sales	**$ 7,185**	$ 7,384	$ 6,115
Segment Profit	**$ 819**	$ 986	$ 767
Margin	**11.4%**	13.4%	12.5%

Honeywell is the global leader in providing solutions that make homes, buildings and industrial sites more efficient, safe and comfortable. In industrial settings, our solutions integrate, control and monitor processes, helping customers benefit from improved safety, productivity and profitability. In more than 100 million homes and buildings, Honeywell controls help people manage their indoor climate, save energy, improve air quality and enhance security.

BUSINESS AND MARKET SEGMENTS: Control Products, Industry Solutions, Security & Fire Solutions, Service.

COMPETITIVE STRENGTHS: Strong customer relationships; large installed base; high technology open-systems solutions and integration expertise; broad distribution channels; worldwide brand recognition; broad range of products, systems and services; excellent understanding of customers' needs helps drive innovation.

PRIMARY TECHNOLOGIES AND PRODUCTS: Controls for heating, ventilating, air conditioning and air quality equipment; home automation systems; security, video surveillance, access control, and fire alarm systems; integrated building automation systems; energy management solutions; advanced systems and software solutions for industrial facilities; process-control instruments, analytical and field instruments; advanced semiconductor-based lasers; sensors, actuators, switches and controller products.

REPRESENTATIVE CUSTOMERS: Original equipment manufacturers; system integrators; manufacturing companies; homeowners; building managers and owners; dealers, distributors and contractors; governments; retail stores; Alcoa, BASF, Boeing, Brinks, ChevronTexaco, Daimler-Chrysler, DuPont, ExxonMobil, General Motors, PDVSA, Phillips Petroleum Company, Procter & Gamble, Qatar General Petroleum, Sasol, Sinopec, Stora Enso, TotalFinaElf, Weyerhaeuser.

KEY BUSINESS STRATEGIES:

- Integrate software, services and products to help optimize customers' competitiveness, safety, security, productivity and profitability;
- Leverage open-systems software, commercial hardware and Internet capabilities to reduce costs and provide differentiated solutions;
- Expand web-based delivery of software and services solutions to customers.

2001 BUSINESS HIGHLIGHTS:

- Chosen by Alcoa to provide an integrated ManageAbility™ solution that will improve productivity and reduce costs at seven alumina refining sites worldwide. The 10-year co-sourcing contract is expected to yield $300 million in revenue.
- Entered into a five-year Global Strategic Alliance Agreement to help DuPont improve bottom-line results by accelerating migration to the latest technology, expanding use of advanced control and information management applications, and implementing performance-related contracts.
- Expanded our global home-automation capabilities with Home & Away™ , ADEMCO® Symphony and Hometronic™. These systems allow homeowners to manage indoor climate controls, security systems, web cameras, lights and appliances from home or remotely.



SPECIALTY MATERIALS

FINANCIAL RESULTS

(Dollars in Millions)	**2001**	2000	1999
Sales	**$ 3,313**	$ 4,055	$ 4,007
Segment Profit	**$ 52**	$ 334	$ 439
Margin	**1.6%**	8.2%	11.0%

Honeywell is a world leader in producing high-performance specialty materials for applications as diverse as telecommunications, electronics, carpet-manufacturing, ballistic protection, healthcare and packaging. We're a top provider of environmentally responsible fluorine products to replace chlorofluorocarbons used in air conditioning and insulation applications. Honeywell chemicals and materials are used in a wide range of products that people worldwide use every day.

BUSINESS AND MARKET SEGMENTS: Nylon System, Electronic Materials, Fluorine Products, Performance Fibers, Specialty Chemicals, Advanced Circuits and Metglas® Solutions.

COMPETITIVE STRENGTHS: Strong customer relationships, leader in environmentally safer fluorine technologies, cost-efficient organization and production capabilities, well-known brand names.

PRIMARY TECHNOLOGIES AND PRODUCTS: Wafer fabrication services and solutions; amorphous metals; advanced packaging substrates for silicon chips; printed circuit boards; environmentally safer fluorines; pharmaceutical intermediates and active ingredients; agricultural fine chemicals; high-purity chemicals; specialty waxes; films for electronics, pharmaceuticals and foods; Spectra® fibers for protective armor; Anso® carpet fibers; other high-performance fibers; nylon, polyester, polyethylene and other chemical products.

REPRESENTATIVE CUSTOMERS: Cisco, Ericsson, Ford, Daimler-Chrysler, General Electric, General Motors, Goodyear, Hitachi, IBM, Michelin, Mohawk Industries, Motorola, NEC, SC Johnson, Samsung, Shaw Industries, Sun Microsystems, 3M, United Technologies.

KEY BUSINESS STRATEGIES:

- Develop differentiated solutions by leveraging manufacturing and service capabilities;
- Integrate broad portfolio of products and technologies to create customer solutions;
- Build on favorable cost structure and superior production capabilities to create new growth opportunities.

2001 BUSINESS HIGHLIGHTS:

- Selected by three manufacturers and marketers of armored cockpit doors — C&D Aerospace, TIMCO and AIM Aviation — to provide Spectra® fiber as the primary reinforcing material on the doors they produce and sell. Honeywell is expanding its Spectra production capabilities to meet growing demand for security-related protective materials.
- Began construction on expansions for HFC-125 environmentally safer refrigerants and HFC-245fa for use as the latest generation foam blowing agent Enovate™ 3000. HFC-245fa also received U.S. Environmental Protection Agency approval for use as a non-ozone depleting aerosol solvent in a variety of applications where the use of non-flammable, low toxicity and zero ozone-depletion-potential aerosol solvent is required.
- Formed GEM Microelectronic Materials — a joint venture with a Mitsubishi Chemicals unit to provide a broad line of high-purity chemicals to meet the demanding requirements of the semiconductor industry.



TRANSPORTATION & POWER SYSTEMS

FINANCIAL RESULTS

(Dollars in Millions)	**2001**	2000	1999
Sales	**$ 3,457**	$ 3,527	$ 3,581
Segment Profit	**$ 289**	$ 274	$ 322
Margin	**8.4%**	7.8%	9.0%

Honeywell's innovative and world-famous automotive product brands improve the performance, safety, efficiency and appearance of cars, trucks and other vehicles around the world. Garrett® is the leading innovator of turbochargers in the world, providing engine boosting systems that save fuel and reduce emissions without sacrificing performance. Honeywell consumer automotive brands, including FRAM®, Prestone®, Autolite® and Holts®, are among the world's best-known and best-selling.

BUSINESS AND MARKET SEGMENTS: Garrett Engine Boosting Systems, Consumer Products Group, Friction Materials.

COMPETITIVE STRENGTHS: Innovative technologies; strong research and development capabilities; superior brand recognition; strong customer relationships; broad distribution network, including presence in leading wholesale and retail outlets; original equipment experience.

PRIMARY TECHNOLOGIES AND PRODUCTS: Garrett® turbochargers for passenger cars, trucks, and other vehicles; Autolite® spark plugs; FRAM® oil, air, transmission and fuel filters; Prestone® antifreeze, fuel additives and car-care products; Simoniz® waxes and appearance products (outside North America); disc brake pads, drum brake linings, aftermarket components and other friction materials.

REPRESENTATIVE CUSTOMERS: Advance Auto Parts, AutoZone, BMW, Bosch, Canadian Tire, Continental Teves, CSK Auto, Daimler-Chrysler, Ford, General Motors, Honda, Nissan, Renault, TRW, Volkswagen, Volvo, Wal-Mart.

KEY BUSINESS STRATEGIES:

- Rapidly commercialize new turbocharging technologies that further enhance driveability and increase penetration into new applications and end markets;
- Continue to grow through new consumer product introduction, brand support and retail penetration;
- Continue to refine the Transportation & Power Systems portfolio to capitalize on growth opportunities.

2001 BUSINESS HIGHLIGHTS:

- Global turbocharging demand reached a record 7.1 million units, an increase of 13 percent, as automotive manufacturers and end users continued to seek fuel-efficient technologies that enhance performance and reduce emissions.
- Introduced variable geometry turbocharging technology into the commercial diesel market.
- Transferred operating control of Bendix Commercial Vehicle Systems to Knorr-Bremse, our joint-venture partner, in early 2002.
- Increased competitiveness in commercial diesel market by consolidating North American manufacturing facilities.
- Discontinued production of the Parallon™ 75 turbogenerator as part of strategic objective of focusing our business portfolio on fastest growing markets and technologies.
- Reached agreement with AutoZone to distribute FRAM® filters, gaining more than 3,000 new distribution outlets.
- Approved by General Motors to sell GM-DexCool approved long life antifreeze for GM vehicles.

SELECTED FINANCIAL DATA

HONEYWELL INTERNATIONAL INC.

(Dollars in Millions Except Per Share Amounts)						YEARS ENDED DECEMBER 31,
	2001	2000	1999	1998	1997	1996
Results of Operations						
Net sales	**$23,652**	$25,023	$23,735	$23,555	$22,499	$21,283
Net income (loss)[1]	**(99)**	1,659	1,541	1,903	1,641	1,423
Per Common Share						
Net earnings (loss):						
Basic	**(0.12)**	2.07	1.95	2.38	2.04	1.77
Assuming dilution	**(0.12)**	2.05	1.90	2.34	2.00	1.73
Dividends	**0.75**	0.75	0.68	0.60	0.52	0.45
Financial Position at Year-End						
Property, plant and equipment — net	**4,933**	5,230	5,630	5,600	5,380	5,353
Total assets	**24,226**	25,175	23,527	22,738	20,118	18,322
Short-term debt	**539**	1,682	2,609	2,190	1,238	867
Long-term debt	**4,731**	3,941	2,457	2,776	2,394	2,034
Total debt	**5,270**	5,623	5,066	4,966	3,632	2,901
Shareowners' equity	**9,170**	9,707	8,599	8,083	6,775	6,385

(1) In 2001, includes net repositioning and other charges, resulting in an after-tax charge of $1,771 million, or $2.18 per share. In 2000, includes net repositioning and other charges and a gain on the sale of the TCAS product line of Honeywell Inc. resulting in a net after-tax charge of $634 million, or $0.78 per share. In 1999, includes merger, repositioning and other charges and gains on the sales of our Laminate Systems business and our investment in AMP Incorporated (AMP) common stock resulting in a net after-tax charge of $624 million, or $0.78 per share. In 1998, includes repositioning charges, a gain on settlement of litigation claims and a tax benefit resulting from the favorable resolution of certain prior-year research and development tax claims resulting in a net after-tax charge of $4 million, with no impact on the per share amount. In 1997, includes repositioning and other charges, gains on the sales of our automotive Safety Restraints and certain Industrial Control businesses and a charge related to the 1996 sale of our automotive Braking Systems business resulting in a net after-tax charge of $5 million, with no impact on the per share amount. In 1996, includes repositioning and other charges and a gain on the sale of our automotive Braking Systems business resulting in a net after-tax gain of $9 million, or $0.01 per share.

RESULTS OF OPERATIONS

Net sales in 2001 were $23,652 million, a decrease of $1,371 million, or 5 percent compared with 2000. Net sales in 2000 were $25,023 million, an increase of $1,288 million, or 5 percent compared with 1999. The change in net sales in 2001 and 2000 is attributable to the following:

	2001 VERSUS 2000	2000 VERSUS 1999
Acquisitions	**1%**	9%
Divestitures	**(2)**	(3)
Foreign Exchange	**(1)**	(2)
Price/Volume	**(3)**	1
	(5)%	5%

Cost of goods sold of $20,429, $19,090 and $18,495 million in 2001, 2000 and 1999, respectively, included merger, repositioning and other charges of $2,438, $830 and $947 million in 2001, 2000 and 1999, respectively. See Note 5 of Notes to Financial Statements for further discussion of the merger, repositioning and other charges. Excluding these charges, cost of goods sold was $17,991, $18,260 and $17,548 million in 2001, 2000 and 1999, respectively. Excluding merger, repositioning and other charges, cost of goods sold as a percent of sales was 76.1, 73.0 and 73.9 percent in 2001, 2000 and 1999, respectively. The increase in cost of goods sold as a percent of sales in 2001 compared with 2000 principally reflected significantly lower sales in our Specialty Materials segment and lower sales of higher-margin aftermarket products and services in our Aerospace segment. This increase was partially offset by lower costs due to headcount reductions. The decrease in cost of goods sold as a percent of sales in 2000 compared with 1999 related principally to lower costs due to headcount reductions and increased sales of higher-margin aftermarket products and services in our Aerospace segment partially offset by higher raw materials costs, primarily in our Specialty Materials segment.

Selling, general and administrative expenses were $3,064, $3,134 and $3,216 million in 2001, 2000 and 1999, respectively. Selling, general and administrative expenses included merger, repositioning and other charges of $151 and $300 million in 2001 and 1999, respectively. See Note 5 of Notes to Financial Statements for further discussion of the merger, repositioning and other charges. Excluding these charges, selling, general and administrative expenses were $2,913, $3,134 and $2,916 million in 2001, 2000 and 1999, respectively. Excluding merger, repositioning and other charges, selling, general and administrative expenses as a percent of sales were 12.3, 12.5 and 12.3 percent in 2001, 2000 and 1999, respectively. The decrease in selling, general and administrative expenses as a percent of sales in 2001 compared with 2000 principally reflected the impact of headcount reductions and a decline in discretionary spending for professional services, travel and overtime. The increase in selling, general and administrative expenses as a percent of sales in 2000 compared with 1999 principally reflected our acquisition of Pittway, which had a higher level of selling, general and administrative expenses as a percent of sales.

Retirement benefit (pension and other post retirement) plans contributed cost reductions of $165, $282 and $61 million in 2001, 2000 and 1999, respectively, principally due to the funding status of our pension plans (described in Note 23 of Notes to Financial Statements) and workforce reductions. Future effects on operating results will principally depend on pension plan investment performance and other economic conditions.

(Gain) on sale of non-strategic businesses of $112 million in 2000 represented the pretax gain on the government-mandated divestiture of the TCAS product line of Honeywell Inc. (the former Honeywell) in connection with the merger of AlliedSignal Inc. and the former Honeywell in December 1999. (Gain) on sale of non-strategic businesses of $106 million in 1999 represented the pretax gain on the sale of our Laminate Systems business. See Note 6 of Notes to Financial Statements for further information.

Equity in (income) loss of affiliated companies was a loss of $193 and $89 million in 2001 and 2000, respectively, and income of $76 million in 1999. Equity in (income) loss of affiliated companies included repositioning and other charges of $200, $136 and $40 million in 2001, 2000 and 1999, respectively. See Note 5 of Notes to Financial Statements for further discussion of the repositioning and other charges. Excluding these charges, equity in (income) loss of affiliated companies was income of $7, $47 and $116 million in 2001, 2000 and 1999, respectively. The decrease of $40 million in equity income in 2001 compared with 2000 was due mainly to the gain on the sale of our interest in an automotive aftermarket joint venture in 2000. The decrease of $69 million in equity income in 2000 compared with 1999 was due mainly to lower earnings from our UOP process technology (UOP) joint venture partially offset by the gain on the sale of our interest in an automotive aftermarket joint venture.

Other (income) expense, $17 million of income in 2001, decreased by $40 million compared with 2000. The current year included a net provision of $5 million consisting of a $6 million charge related to the redemption of our $200 million 5¾% dealer remarketable securities and a $1 million credit recognized upon the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Excluding this net provision, other (income) expense was $22 million of income in 2001, a decrease of $35 million compared with 2000 due to a decrease in benefits from foreign exchange hedging and lower interest income, partially offset by lower minority interests expense. Other (income) expense, $57 million of income in 2000, decreased by $250 million

compared with 1999. The decrease principally reflected the 1999 net gain of $268 million on our disposition of our investment in AMP common stock. Excluding this net gain, other (income) expense was $57 million of income in 2000, compared with $39 million of income in 1999. This increase in other income of $18 million in 2000 was due principally to lower minority interests expense and an increase in benefits from foreign exchange hedging.

Interest and other financial charges of $405 million in 2001 decreased by $76 million, or 16 percent compared with 2000, due to lower average debt outstanding and lower average interest rates in 2001. Interest and other financial charges of $481 million in 2000 increased by $216 million, or 82 percent compared with 1999. The increase resulted from higher average debt outstanding during 2000 due principally to our acquisition of Pittway and our share repurchase program, higher average interest rates and the impact of tax interest expense.

The effective tax (benefit) rate was (76.6), 30.8 and 31.5 percent in 2001, 2000 and 1999, respectively. Excluding the impact of merger, repositioning and other charges and gains on our sales of non-strategic businesses and our investment in AMP, the effective tax rate was 29.5, 29.5 and 31.5 percent in 2001, 2000 and 1999, respectively. The decrease in the effective tax rate in 2000 compared with 1999 related principally to tax synergies in Europe associated with the merger of AlliedSignal Inc. and the former Honeywell. See Note 9 of Notes to Financial Statements for further information.

Net loss was $99 million, or $(0.12) per share, in 2001 compared with net income of $1,659 million, or $2.05 per share, in 2000. Adjusted for repositioning and other charges, net income in 2001 was $1,771 million, or $2.17 per share higher than reported. Adjusted for repositioning and other charges and the gain on the disposition of the TCAS product line of the former Honeywell, net income in 2000 was $634 million, or $0.78 per share higher than reported. Net income in 2001 decreased by 27 percent compared with 2000 if both years are adjusted to exclude the impact of repositioning and other charges and the gain on the disposition of the TCAS product line of the former Honeywell. Net income was $1,659 million, or $2.05 per share, in 2000 compared with net income of $1,541 million, or $1.90 per share, in 1999. Adjusted for the gains on our dispositions of our Laminate Systems business and our investment in AMP and merger, repositioning and other charges, net income in 1999 was $624 million, or $0.78 per share, higher than reported. Net income in 2000 increased by 6 percent compared with 1999 if both years are adjusted for merger, repositioning and other charges and the gains on our dispositions of the TCAS product line of the former Honeywell, our Laminate Systems business and our investment in AMP.

REVIEW OF BUSINESS SEGMENTS

(Dollars in Millions)	**2001**	2000	1999
Net Sales			
Aerospace	**$ 9,653**	$ 9,988	$ 9,908
Automation and Control Solutions	**7,185**	7,384	6,115
Specialty Materials	**3,313**	4,055	4,007
Transportation and Power Systems	**3,457**	3,527	3,581
Corporate	**44**	69	124
	$23,652	$25,023	$23,735
Segment Profit			
Aerospace	**$ 1,741**	$ 2,195	$ 1,918
Automation and Control Solutions	**819**	986	767
Specialty Materials	**52**	334	439
Transportation and Power Systems	**289**	274	322
Corporate	**(153)**	(160)	(175)
	$ 2,748	$ 3,629	$ 3,271

A reconciliation of segment profit to consolidated income (loss) before taxes is as follows:

(Dollars in Millions)	**2001**	2000	1999
Segment profit	**$ 2,748**	$ 3,629	$ 3,271
Gain on sale of non-strategic businesses	**—**	112	106
Equity in income of affiliated companies	**7**	47	116
Other income	**22**	57	39
Interest and other financial charges	**(405)**	(481)	(265)
Merger, repositioning and other charges	**(2,794)**	(966)	(1,287)
Gain on disposition of investment in AMP	**—**	—	268
Income (loss) before taxes	**$ (422)**	$ 2,398	$ 2,248

See Note 24 of Notes to Financial Statements for further information on our reportable segments.

Aerospace sales in 2001 were $9,653 million, a decrease of $335 million, or 3 percent compared with 2000. This decrease principally reflected lower sales to both commercial air transport aftermarket and original equipment customers and the impact of prior year divestitures. Sales of original equipment to business and general aviation customers were also lower. This decrease was partially offset by higher aftermarket sales to business and general aviation

customers. Sales to the military were also moderately higher. The lower commercial sales resulted from the abrupt downturn in the aviation industry following the terrorist attacks on September 11, 2001 and the already weak economy. This dramatic downturn in the commercial air transport industry will continue to negatively impact the operating results of our Aerospace segment in 2002. In response, we have accelerated our cost-reduction actions to mitigate the impact of this downturn. Aerospace sales in 2000 were $9,988 million, an increase of $80 million, or 1 percent compared with 1999. Higher sales to the aftermarket, particularly repair and overhaul and the military, and increased original equipment sales to business and general aviation customers were partially offset by lower sales to commercial air transport original equipment customers and a decline in engineering services revenues. Sales also decreased due to the effects of government-mandated divestitures in connection with the merger of AlliedSignal and the former Honeywell.

Aerospace segment profit in 2001 was $1,741 million, a decrease of $454 million, or 21 percent compared with 2000. This decrease related principally to lower sales of higher-margin aftermarket products, higher retirement benefit costs, engineering and development costs related to new products and the impact of prior year divestitures. This decrease was partially offset by the impact of cost-reduction actions, primarily workforce reductions. Aerospace segment profit in 2000 was $2,195 million, an increase of $277 million, or 14 percent compared with 1999, due principally to cost-structure improvements, primarily from workforce and retirement benefit cost reductions, and merger-related savings. Increased sales of higher-margin aftermarket products and services also contributed to the improvement in segment profit.

Automation and Control Solutions sales in 2001 were $7,185 million, a decrease of $199 million, or 3 percent compared with 2000. Excluding the impact of foreign exchange, acquisitions and divestitures, sales decreased approximately 2 percent. This decrease resulted primarily from lower sales for our Control Products business primarily due to weakness in key end-markets. Our Service business also had lower sales due primarily to weakness in our security monitoring business. This decrease was partially offset by higher sales for our Industry Solutions business. Sales were also higher for our Security and Fire Solutions business due principally to our acquisition of Pittway in the prior year. Automation and Control Solutions sales in 2000 were $7,384 million, an increase of $1,269 million, or 21 percent compared with 1999, due principally to higher sales for our Security and Fire Solutions business due to our acquisition of Pittway in February 2000. Sales for our Control Products business also increased. This increase was partially offset by lower sales in our Service and Industry Solutions businesses. Our Industry Solutions business was adversely affected by weakness in the hydrocarbon processing industry. Sales for the segment were also adversely impacted by foreign currency fluctuations due to the strong dollar.

Automation and Control Solutions segment profit in 2001 was $819 million, a decrease of $167 million, or 17 percent compared with 2000. This decrease resulted principally from lower sales for our Control Products and Service businesses, higher raw material costs and pricing pressures across the segment, higher retirement benefit costs and the impact of prior year divestitures. This decrease was partially offset by the impact of cost-reduction actions, primarily workforce reductions. Automation and Control Solutions segment profit in 2000 was $986 million, an increase of $219 million, or 29 percent compared with 1999. Segment profit improved primarily as a result of lower costs due to workforce and benefit cost reductions and merger-related savings. Our acquisition of Pittway and other portfolio changes also contributed to the improvement in segment profit.

Specialty Materials sales in 2001 were $3,313 million, a decrease of $742 million, or 18 percent compared with 2000. Excluding the effect of divestitures, sales decreased 13 percent. This decrease was driven by a substantial decline in sales for our Electronic Materials business due to weakness in the electronics and telecommunications markets. Sales were also lower for our Nylon System and Performance Fibers businesses due to weakness in the carpet and automotive end-markets. Specialty Materials sales in 2000 were $4,055 million, an increase of $48 million, or 1 percent compared with 1999. Higher sales of advanced circuitry and wafer-fabrication products were largely offset by the impact of divestitures, principally our Laminate Systems business.

Specialty Materials segment profit in 2001 was $52 million, a decrease of $282 million, or 84 percent compared with 2000. This decrease resulted primarily from lower volumes and price declines, principally in our Electronic Materials, Nylon System and Performance Fibers businesses. Higher energy and raw material costs principally in our Nylon System and Performance Fibers businesses and the impact of prior year divestitures also contributed to the decrease in segment profit. By the end of 2001, we began to experience lower energy and raw materials costs in these businesses. This decrease in segment profit was partially offset by the impact of cost-reduction actions, principally plant shutdowns and workforce reductions. Specialty Materials segment profit in 2000 was $334 million, a decrease of $105 million, or 24 percent compared with 1999. This decrease principally reflected higher energy and raw material costs primarily in our Nylon System and Performance Fibers businesses and higher operating losses in our chip packaging and pharmaceutical chemicals businesses. This decrease was partially offset by cost-structure improvements and price increases in certain Specialty Materials businesses.

Transportation and Power Systems sales in 2001 were $3,457 million, a decrease of $70 million, or 2 percent compared with 2000. Excluding the effects of foreign exchange, acquisitions and divestitures, sales were flat. Sales were significantly higher for our Garrett Engine Boosting Systems business due to continued strong demand for turbochargers in the European diesel-powered passenger car

market. This increase was offset by lower sales for our Bendix Commercial Vehicle Systems business due to decreased heavy-duty truck builds in North America and lower sales for our Friction Materials and Consumer Products Group businesses due to weakness in automotive end-markets. Transportation and Power Systems sales in 2000 were $3,527 million, a decrease of $54 million, or 2 percent compared with 1999 due mainly to lower sales for our Bendix Commercial Vehicle Systems and Friction Materials businesses. Sales for our Bendix Commercial Vehicles Systems business were negatively impacted by decreased heavy-duty truck builds. Sales for our Friction Materials business were lower mainly due to foreign currency fluctuations. This decrease was partially offset by higher sales for our Garrett Engine Boosting Systems business as continued strong world-wide demand for turbochargers more than offset the adverse impact of foreign currency fluctuations.

Transportation and Power Systems segment profit in 2001 was $289 million, an increase of $15 million, or 5 percent compared with 2000 due to higher sales in our Garrett Engine Boosting Systems business and the impact of repositioning actions across all businesses. The shutdown of our Turbogenerator product line in 2001 and the fact that the prior year included costs associated with a product recall in our Bendix Commercial Vehicle Systems business also contributed to an improvement in segment profit in 2001. This increase was partially offset by the impact of lower sales in our Bendix Commercial Vehicle Systems, Consumer Products Group and Friction Materials businesses. Transportation and Power Systems segment profit in 2000 was $274 million, a decrease of $48 million, or 15 percent compared with 1999. This decrease primarily reflected costs associated with a product recall and lower sales in our Bendix Commercial Vehicle Systems business, costs related to the ramp-up of our Turbogenerator product line and costs associated with a supplier issue in our Garrett Engine Boosting Systems business. This decrease was partially offset by the effects of cost-structure improvements in our Friction Materials and Consumer Products Group businesses and higher sales in our Garrett Engine Boosting Systems business.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

We manage our businesses to maximize operating cash flows as the principal source of our liquidity. We continuously assess the relative strength of each business in our portfolio as to strategic fit, market position, profit and cash flow contribution in order to upgrade our combined portfolio and identify business units that will most benefit from increased investment. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. We also identify business units that do not fit into our long-term strategic plan based on their market position, relative profitability or growth potential. These business units are considered for potential divestiture, restructuring or other repositioning actions subject to regulatory constraints. Considering the current economic environment in which each of our businesses operate and our business plans and strategies, including our focus on cost reduction and productivity initiatives, we believe that our operating cash flows will remain our principal source of liquidity. Our available cash, committed credit lines, access to the public debt markets using debt securities and commercial paper, as well as, our ability to sell trade accounts receivables, provide additional sources of short-term and long-term liquidity to fund current operations and future investment opportunities. Based on our current financial position and expected economic performance, we do not believe that our liquidity will be adversely impacted by an inability to access our sources of financing.

Total assets at December 31, 2001 were $24,226 million, a decrease of $949 million, or 4 percent from December 31, 2000. Inventories and accounts receivable were lower compared with the prior year-end driven by an improvement in working capital performance. The decrease in total assets also resulted from asset writedowns included in repositioning and other charges, which are discussed in detail in Note 5 of Notes to Financial Statements. Total assets at December 31, 2000 were $25,175 million, an increase of $1,648 million, or 7 percent from December 31, 1999. This increase related principally to our acquisition of Pittway in February 2000.

Cash provided by operating activities of $1,996 million during 2001 increased by $7 million compared with 2000. This increase was driven by an improvement in working capital performance offset by lower net income excluding non-cash repositioning and other charges and gains on sales of non-strategic businesses in both years. Cash provided by operating activities of $1,989 million during 2000 decreased by $385 million compared with 1999 due principally to spending related to merger and repositioning actions, a deterioration in working capital performance and higher pension income. This decrease was partially offset by lower taxes paid on sales of businesses and investments and higher net income excluding non-cash merger, repositioning and other charges and gains on sales of non-strategic businesses and our investment in AMP in both years.

Cash used for investing activities of $906 million during 2001 decreased by $1,808 million compared with 2000 due principally to our acquisition of Pittway in 2000. This decrease was partially offset by lower proceeds from the sales of businesses and property, plant and equipment and a slight increase in capital spending. Cash used for investing activities of $2,714 million during 2000 increased by $2,423 million compared with 1999. Our acquisition of Pittway, the fact that the prior year included the net proceeds from our disposition of our investment in AMP and lower proceeds from sales of businesses were principally responsible for the increase. This increase was partially offset by lower capital spending in 2000.

Capital expenditures were $876, $853 and $986 million in 2001, 2000 and 1999, respectively. Spending by the reportable segments and Corporate since 1999 is shown in Note 24 of Notes to Financial Statements. Our total capital expenditures in 2002 are currently projected at approximately $735 million. The expected decrease in capital spending in 2002 principally reflects our intention to limit capital spending at non-strategic businesses. These expenditures are expected to be financed principally by cash provided by operating activities and are primarily intended for expansion and cost reduction.

Cash used for financing activities of $893 million during 2001 increased by $823 million compared with 2000. This increase resulted principally from reduced long-term borrowings in the current year. During 2001, we issued $500 million of 5⅛% Notes due 2006, $500 million of 6⅛% Notes due 2011 and $247 million of 5.25% Notes due 2006. During 2000, we issued $1 billion of 7.50% Notes due 2010 and $750 million of 6.875% Notes due 2005. Total debt of $5,270 million at December 31, 2001 was $353 million, or 6 percent lower than at December 31, 2000. This decrease resulted from lower levels of commercial paper outstanding at the current year-end. The increase in cash used for financing activities also resulted from lower proceeds from issuances of common stock partially offset by lower repurchases of common stock. Cash used for financing activities of $70 million during 2000 decreased by $1,040 million compared with 1999 led principally by a decrease in stock repurchases and higher net issuances of debt. During 2000, we repurchased 4.3 million shares of our common stock for $166 million in connection with our share repurchase program which was rescinded effective October 21, 2000. Total debt of $5,623 million at December 31, 2000 was $557 million, or 11 percent higher than at December 31, 1999 due to our acquisition of Pittway.

We maintain a $2 billion bank revolving credit facility which is comprised of (a) a $1 billion Five-Year Credit Agreement; and, (b) a $1 billion 364-Day Credit Agreement. The credit agreements were established for general corporate purposes including support for the issuance of commercial paper. There was $3 and $1,192 million of commercial paper outstanding at year-end 2001 and 2000, respectively. See Note 16 of Notes to Financial Statements for details of long-term debt and a discussion of our credit agreements.

Following are summaries of our contractual obligations and other commercial commitments at December 31, 2001.

	PAYMENTS BY PERIOD				
(Dollars in Millions)	Total	2002	2003-2004	2005-2006	Thereafter
Contractual Obligations					
Long-term debt, including capitalized leases	$5,147	$416	$151	$1,790	$2,790
Minimum operating lease payments	1,086	274	351	223	238
Other contractual obligations, accrued	80	80	—	—	—
	$6,313	$770	$502	$2,013	$3,028

	AMOUNTS EXPIRING PER PERIOD				
(Dollars in Millions)	Total	2002	2003-2004	2005-2006	Thereafter
Other Commercial Commitments					
Operating lease residual value guarantees	$349	$ 71	$34	$14	$230
Guarantee of debt of unconsolidated affiliates and third parties	80	50	—	13	17
	$429	$121	$34	$27	$247

We have entered into agreements to lease land, equipment and buildings. Principally all our operating leases have initial terms of up to 25 years and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. If we elect not to purchase the assets at the end of each such lease, we have guaranteed the residual values of the underlying assets (principally aircraft, equipment, buildings and land). We have also issued or are party to various direct and indirect guarantees of the debt of unconsolidated affiliates and third parties. The minimum operating lease payments, residual value guarantees, and maximum amount of unconsolidated affiliates and third party guarantees are reflected in the above table. We do not expect that any of our commercial commitments will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

MERGER, REPOSITIONING AND OTHER CHARGES

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments of which approximately 15,000 positions have been eliminated as of December 31, 2001. These actions are expected to be completed by September 30, 2002. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation and Power Systems businesses including the shutdown of our Turbogenerator product line. The components of the charge included severance costs of $727 million, asset impairments of $194 million and other exit costs of $95 million consisting of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

In 2000, we recognized a repositioning charge of $239 million related to announced global workforce reductions across all of our reportable segments, costs to close a chip package manufacturing plant and related workforce reductions, and other asset impairments principally associated with the completion of previously announced plant shut-downs in our Specialty Materials reportable segment. The components of the repositioning charge included severance costs of $151 million and asset impairments of $88 million. The announced workforce reductions consisted of approximately 2,800 manufacturing and administrative positions, which are complete. Asset impairments were principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Also, $46 million of previously established accruals, principally for severance, were returned to income in 2000 due to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Automation and Control Solutions and Aerospace reportable segments. We also recognized a repositioning charge of $99 million in equity in (income) loss of affiliated companies for costs to close an affiliate's chemical manufacturing operations. The components of the repositioning charge included severance costs of $6 million, asset impairments of $53 million, and other environmental exit costs and period expenses of $40 million.

In 1999, upon completion of the merger between AlliedSignal and the former Honeywell, we recognized a repositioning charge of $642 million for the cost of actions designed to improve our combined competitiveness, productivity and future profitability. The merger-related actions included the elimination of redundant corporate offices and functional administrative overhead; elimination of redundant and excess facilities and workforce in our combined aerospace businesses; adoption of Six Sigma productivity initiatives at the former Honeywell businesses; and, the transition to a global shared services model. The components of the repositioning charge included severance costs of $342 million, asset impairments of $108 million, other exit costs of $57 million and merger-related transaction and period expenses of $135 million. Global workforce reductions consisted of approximately 6,500 administrative and manufacturing positions, which are complete. Asset impairments were principally related to the elimination of redundant or excess corporate and aerospace facilities and equipment. Other exit costs were related to lease terminations and contract cancellation losses negotiated or subject to reasonable estimation at year-end. Merger-related transaction and period expenses consisted of investment banking and legal fees, former Honeywell deferred compensation vested upon change in control and other direct merger-related expenses incurred in the period the merger was completed. All merger-related actions are complete.

In 1999, we also recognized a repositioning charge of $321 million for the cost of actions designed to reposition principally the AlliedSignal businesses for improved productivity and future profitability. These actions included the organizational realignment of our aerospace businesses to strengthen market focus and simplify business structure; elimination of an unprofitable product line, closing of a wax refinery and carbon materials plant and rationalization of manufacturing capacity and infrastructure in our Specialty Materials reportable segment; a reduction in the infrastructure in our Garrett Engine Boosting Systems business; elimination of two manufacturing facilities in our Electronic Materials business; a plant closure and outsourcing activity in our automotive Consumer Products Group business; and related and general workforce reductions in all AlliedSignal businesses and our Automation and Control Solutions reportable segment. The components of the repositioning charge included severance costs of $140 million, asset impairments of $149 million, and other exit costs of $32 million. Global workforce reductions consisted of approximately 5,100 manufacturing, administrative, and sales positions, which are complete. Asset impairments were principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Other exit costs principally consisted of environmental exit costs associated with chemical plant shutdowns. All repositioning actions, excluding environmental remediation, are complete.

These repositioning actions are expected to generate incremental pretax savings of approximately $760 million in 2002 compared with 2001 principally from planned workforce reductions and facility consolidations. Cash expenditures for severance and other exit costs necessary to execute these actions were $422 and $344 million in 2001 and 2000, respectively. Such expenditures for severance and other exit costs have been funded through operating cash flows, proceeds from sales of non-strategic businesses and government required divestitures resulting from the merger of AlliedSignal and the former Honeywell, and sale of merger-related, excess or duplicate facilities and equipment. Cash expenditures for severance and other exit costs necessary to execute the remaining 2001 actions will approximate $500 million in 2002 and will be funded principally through operating cash flows.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million (see Note 22 of Notes to Financial Statements for further discussion), probable and reasonably estimable legal and environmental claims of $408 million (see Note 22 of Notes to Financial Statements for further discussion), customer claims and settlements of contract liabilities of $310 million and write-offs principally related to asset impairments, including receivables and inventories, of $335 million. In 2001, we adopted a plan to dispose of our Friction Materials business and held discussions with a potential acquiror of the business. The Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an

equity investment and an equity investee's loss contract, and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with GE and redeemed our $200 million 5¾% dealer remarketable securities due 2011, resulting in a loss of $6 million.

In 2000, we identified certain business units and manufacturing facilities as non-core to our business strategy. As a result of this assessment, we implemented cost reduction initiatives and conducted discussions with potential acquirors of these businesses and assets. As part of this process, we evaluated the businesses and assets for possible impairment. As a result of our analysis, we recognized impairment charges in 2000 of $245 and $165 million principally related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets of our Friction Materials business and a chemical manufacturing facility, respectively. We recognized other charges consisting of probable and reasonably estimable environmental liabilities of $87 million, and contract claims, merger-related period expenses, other contingencies, and write-offs of tangible assets removed from service, including inventory, totaling $140 million. In addition, we recognized a charge of $37 million for costs principally related to an equity investee's customer claims.

In 1999, we recognized other charges consisting of losses on aerospace engine maintenance contracts and a contract cancellation penalty totaling $45 million, customer and employee claims of $69 million, contract settlements and contingent liabilities of $18 million, and other write-offs principally related to tangible and intangible assets removed from service, including inventory, of $152 million. We also recognized a $36 million charge resulting from an other than temporary decline in value of an equity investment due to a significant deterioration in market conditions and a $4 million charge related to an equity investee's severance action involving approximately 220 employees.

The following table summarizes the pretax impact of total merger, repositioning and other charges by reportable business segment.

(Dollars in Millions)	**2001**	2000	1999
Aerospace	**$ 895**	$ 91	$ 315
Automation and Control Solutions	**785**	108	215
Specialty Materials	**242**	399	251
Transportation and Power Systems	**367**	263	129
Corporate	**506**	105	377
	$2,795	$966	$1,287

ENVIRONMENTAL MATTERS

We are subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to our employees and employees of our customers and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. With respect to environmental matters involving the production of products containing toxic substances, we believe that the costs of defending and resolving such matters will be largely covered by insurance, subject to deductibles, exclusions, retentions and policy limits. It is our policy (see Note 1 of Notes to Financial Statements) to record appropriate liabilities for environmental matters when environmental assessments are made or remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. With respect to site contamination, the timing of these accruals is generally no later than the completion of feasibility studies. We expect that we will be able to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of personal injury and property damage claims, insurance recoveries, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Remedial response and voluntary cleanup expenditures were $82, $75 and $78 million in 2001, 2000 and 1999, respectively, and are currently estimated to be approximately $77 million in 2002. We expect that we will be able to fund such expenditures from operating cash flow.

Remedial response and voluntary cleanup costs charged against pretax earnings were $152, $110 and $23 million in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the recorded liability for environmental matters was $456 and $386 million, respectively. In addition, in 2001 and 2000 we incurred operating costs for ongoing businesses of approximately $75 and $80 million, respectively, relating to compliance with environmental regulations.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations. However, considering our past experience, insurance coverage and reserves, we do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

See Note 5 of Notes to Financial Statements for a discussion of our legal and environmental charges and Note 22 of Notes to Financial Statements for a discussion of our commitments and contingencies, including those related to environmental matters and toxic tort litigation.

FINANCIAL INSTRUMENTS

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments. A summary of our accounting policies for derivative financial instruments is included in Note 1 of Notes to Financial Statements.

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of cash flows in non-functional currencies. We attempt to have all transaction exposures hedged with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the Euro countries, the British pound, the Canadian dollar, and the U.S. dollar.

Our exposure to market risk from changes in interest rates relates primarily to our debt obligations. As described in Notes 16 and 18 of Notes to Financial Statements, we issue both fixed and variable rate debt and use interest rate swaps to manage our exposure to interest rate movements and reduce overall borrowing costs.

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one-percentage-point increase in interest rates across all maturities, the potential change in fair value for foreign exchange rate sensitive instruments based on a 10 percent increase in U.S. dollar per local currency exchange rates across all maturities, and the potential change in fair value of contracts hedging commodity purchases based on a 20 percent decrease in the price of the underlying commodity across all maturities at December 31, 2001 and 2000.

(Dollars in Millions)	FACE OR NOTIONAL AMOUNT	CARRYING VALUE[1]	FAIR VALUE[1]	ESTIMATED INCREASE (DECREASE) IN FAIR VALUE
December 31, 2001				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities)[2]	$(5,133)	$(5,121)	$(5,407)	$(250)
Interest rate swap agreements	1,096	(5)	(5)	(37)
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts[3]	1,507	(6)	(6)	(8)
Commodity Price Sensitive Instruments				
Forward commodity contracts[4]	—	(6)	(6)	(4)
December 31, 2000				
Interest Rate Sensitive Instruments				
Long-term debt (including current maturities)[2]	$(4,295)	$(4,291)	$(4,517)	$(183)
Interest rate swap agreements	1,600	16	68	(67)
Foreign Exchange Rate Sensitive Instruments				
Foreign currency exchange contracts[3]	1,542	—	3	(3)

(1) Asset or (liability).

(2) Excludes capitalized leases.

(3) Changes in the fair value of foreign currency exchange contracts are offset by changes in the fair value or cash flows of underlying hedged foreign currency transactions.

(4) Changes in the fair value of forward commodity contracts are offset by changes in the cash flows of underlying hedged commodity transactions.

The above discussion of our procedures to monitor market risk and the estimated changes in fair value resulting from our sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The methods used by us to assess and mitigate risk discussed above should not be considered projections of future events.

OTHER MATTERS

LITIGATION

See Note 22 of Notes to Financial Statements for a discussion of litigation matters.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to make complex and subjective judgments in the selection and application of accounting policies. Note 1 of Notes to Financial Statements contains a detailed summary of our significant accounting policies. We believe that a number of our accounting policies are critical to understanding our financial position and results of operations. Following is a summary of those accounting policies that we believe are our critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Sales Recognition Product and service sales are recognized when an agreement of sale exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Sales under long-term contracts in the Aerospace and Automation and Control Solutions segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident.

We apply judgment to ensure that the criteria for recognizing sales are consistently applied and achieved for all recognized sales transactions. Upon recognizing long-term contract sales, judgment must be applied to ensure that anticipated losses are properly recognized in the period that they become evident. Long-term contract loss experience is dependent upon the economic health of our customers who are principally in the Aerospace and Automation and Control segments, as well as our ability to estimate contract cost inputs and perform according to contract terms and conditions. We believe that all relevant conditions and assumptions are considered when recognizing sales and contract losses.

Accounting for Contingent Liabilities We are subject to a number of lawsuits, investigations and claims (some of which involve substantial dollar amounts) that arise out of the conduct of our global business operations. These contingencies relate to commercial transactions, government contracts, product liabilities, and environmental health and safety matters. As enumerated in Notes 1 and 22 of Notes to Financial Statements, we recognize a liability for any contingency that is probable of occurrence and reasonably estimable based on our judgment. Although it is impossible to predict the outcome of any lawsuit, investigation or claim, Note 22 of Notes to Financial Statements provides a summary of all material contingencies currently pending against us and our expectations related to the financial outcome of each contingency.

Long-Lived Assets (including Tangible and Intangible Assets and Goodwill) To conduct our global business operations and execute our strategy, we acquire tangible and intangible assets. We periodically evaluate the recoverability of the carrying amount of our long-lived assets (including property, plant and equipment, goodwill and other intangible assets) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating earnings. We continually apply our best judgment when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments, and the fair value of an impaired asset. The dynamic economic environment in which each of our businesses operate and the resulting assumptions used to estimate future cash flows impact the outcome of all impairment tests.

Pension and Other Postretirement Benefits We maintain pension plans covering a majority of our employees and retirees, and postretirement benefit plans for retirees that include health care benefits and life insurance coverage (see Note 23 of Notes to Financial Statements for additional details). For financial reporting purposes, net periodic pension and other postretirement benefit costs (income) are calculated based upon a number of actuarial assumptions including a discount rate for plan obligations, assumed rate of return on pension plan assets, assumed annual rate of compensation increase for plan employees, and an annual rate of increase in the per capita costs of covered postretirement healthcare benefits. Each of these assumptions is based upon our judgment, considering all known trends and uncertainties. Actual asset returns for our pension plans significantly below our assumed rate of return would result in lower net periodic pension income (or higher expense) in future years. Actual annual rates of increase in the per capita costs of covered postretirement healthcare benefits above assumed rates of increase would result in higher net periodic postretirement benefit costs in future years.

EURO CONVERSION

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (Euro). The transition period for the introduction of the Euro was between January 1, 1999 and January 1, 2002. We are ensuring that Euro conversion compliance issues are addressed and do not expect any adverse consequences.

SALES TO THE U.S. GOVERNMENT

Sales to the U.S. Government, acting through its various departments and agencies and through prime contractors, amounted to $2,491, $2,219 and $2,383 million in 2001, 2000 and 1999, respectively. This included sales to the Department of Defense (DoD), as a prime contractor and subcontractor, of $1,631, $1,548 and $1,415 million in 2001, 2000 and 1999, respectively. Sales to the DoD accounted for 6.9, 6.2 and 6.0 percent of our total sales in 2001, 2000 and 1999, respectively. We are affected by U.S. Government budget constraints for defense and space programs. U.S. defense spending increased in 2001 and is also expected to increase in 2002.

BACKLOG

Our total backlog at year-end 2001 and 2000 was $7,178 and $8,094 million, respectively. We anticipate that approximately $5,375 million of the 2001 backlog will be filled in 2002. We believe that backlog is not necessarily a reliable indicator of our future sales because a substantial portion of the orders constituting this backlog may be canceled at the customer's option.

INFLATION

Highly competitive market conditions have minimized inflation's impact on the selling prices of our products and the costs of our purchased materials. Cost increases for materials and labor have generally been low, and productivity enhancement programs, including Six Sigma initiatives, have largely offset any impact.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 of Notes to Financial Statements for a discussion of recent accounting pronouncements.

CONSOLIDATED STATEMENT OF OPERATIONS

HONEYWELL INTERNATIONAL INC.

(Dollars in Millions Except Per Share Amounts)	YEARS ENDED DECEMBER 31, **2001**	2000	1999
Net sales	**$23,652**	$25,023	$23,735
Costs, expenses and other			
Cost of goods sold	**20,429**	19,090	18,495
Selling, general and administrative expenses	**3,064**	3,134	3,216
(Gain) on sale of non-strategic businesses	**—**	(112)	(106)
Equity in (income) loss of affiliated companies	**193**	89	(76)
Other (income) expense	**(17)**	(57)	(307)
Interest and other financial charges	**405**	481	265
	24,074	22,625	21,487
Income (loss) before taxes	**(422)**	2,398	2,248
Tax expense (benefit)	**(323)**	739	707
Net income (loss)	**$ (99)**	$ 1,659	$ 1,541
Earnings (loss) per share of common stock — basic	**$ (0.12)**	$ 2.07	$ 1.95
Earnings (loss) per share of common stock — assuming dilution	**$ (0.12)**	$ 2.05	$ 1.90

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

HONEYWELL INTERNATIONAL INC.

(Dollars in Millions)	DECEMBER 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,393**	$ 1,196
Accounts and notes receivable	**3,620**	4,623
Inventories	**3,355**	3,734
Other current assets	**1,526**	1,108
Total current assets	**9,894**	10,661
Investments and long-term receivables	**466**	748
Property, plant and equipment — net	**4,933**	5,230
Goodwill — net	**5,441**	5,600
Other intangible assets — net	**915**	844
Other assets	**2,577**	2,092
Total assets	**$24,226**	$25,175
Liabilities		
Current liabilities:		
Accounts payable	**$ 1,862**	$ 2,364
Short-term borrowings	**120**	110
Commercial paper	**3**	1,192
Current maturities of long-term debt	**416**	380
Accrued liabilities	**3,819**	3,168
Total current liabilities	**6,220**	7,214
Long-term debt	**4,731**	3,941
Deferred income taxes	**875**	1,173
Postretirement benefit obligations other than pensions	**1,845**	1,887
Other liabilities	**1,385**	1,253
Contingencies		
Shareowners' Equity		
Capital — common stock — Authorized 2,000,000,000 shares (par value $1 per share):		
— issued 957,599,900 shares	**958**	958
— additional paid-in capital	**3,015**	2,782
Common stock held in treasury, at cost:		
2001 — 142,633,419 shares; 2000 — 150,308,455 shares	**(4,252)**	(4,296)
Accumulated other nonowner changes	**(835)**	(729)
Retained earnings	**10,284**	10,992
Total shareowners' equity	**9,170**	9,707
Total liabilities and shareowners' equity	**$24,226**	$25,175

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

HONEYWELL INTERNATIONAL INC.

(Dollars in Millions)	YEARS ENDED DECEMBER 31, 2001	2000	1999
Cash flows from operating activities			
Net income (loss)	**$ (99)**	$1,659	$1,541
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Gain) on sale of non-strategic businesses	**—**	(112)	(106)
(Gain) on disposition of investment in AMP Incorporated	**—**	—	(268)
Merger, repositioning and other charges	**2,795**	966	1,287
Litton settlement payment	**(220)**	—	—
Depreciation and amortization	**926**	995	881
Undistributed earnings of equity affiliates	**(1)**	(4)	(39)
Deferred income taxes	**(456)**	414	(11)
Net taxes paid on sales of businesses and investments	**(42)**	(97)	(246)
Retirement benefit plans	**(380)**	(509)	(313)
Other	**(176)**	(199)	148
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts and notes receivable	**651**	(560)	(54)
Inventories	**168**	(45)	90
Other current assets	**51**	(73)	(39)
Accounts payable	**(400)**	186	121
Accrued liabilities	**(821)**	(632)	(618)
Net cash provided by operating activities	**1,996**	1,989	2,374
Cash flows from investing activities			
Expenditures for property, plant and equipment	**(876)**	(853)	(986)
Proceeds from disposals of property, plant and equipment	**46**	127	67
Decrease in investments	**—**	88	—
(Increase) in investments	**—**	(3)	(20)
Proceeds from disposition of investment in AMP Incorporated	**—**	—	1,164
Cash paid for acquisitions	**(122)**	(2,523)	(1,311)
Proceeds from sales of businesses	**44**	467	784
Decrease (increase) in short-term investments	**2**	(17)	11
Net cash (used for) investing activities	**(906)**	(2,714)	(291)
Cash flows from financing activities			
Net (decrease) increase in commercial paper	**(1,189)**	(831)	250
Net (decrease) increase in short-term borrowings	**9**	(191)	156
Proceeds from issuance of common stock	**79**	296	419
Proceeds from issuance of long-term debt	**1,237**	1,810	25
Payments of long-term debt	**(390)**	(389)	(375)
Repurchases of common stock	**(30)**	(166)	(1,058)
Cash dividends on common stock	**(609)**	(599)	(527)
Net cash (used for) financing activities	**(893)**	(70)	(1,110)
Net increase (decrease) in cash and cash equivalents	**197**	(795)	973
Cash and cash equivalents at beginning of year	**1,196**	1,991	1,018
Cash and cash equivalents at end of year	**$1,393**	$1,196	$1,991

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

HONEYWELL INTERNATIONAL INC.

(In Millions Except Per Share Amounts)	COMMON STOCK ISSUED SHARES	COMMON STOCK ISSUED AMOUNT	ADDITIONAL PAID-IN CAPITAL	COMMON STOCK HELD IN TREASURY SHARES	COMMON STOCK HELD IN TREASURY AMOUNT	ACCUMULATED OTHER NON-OWNER CHANGES	RETAINED EARNINGS	TOTAL SHARE-OWNERS' EQUITY
Balance at December 31, 1998	953.3	$ 953	$ 1,719	(158.0)	$ (3,413)	$ (94)	$ 8,918	$ 8,083
Net income							1,541	1,541
Foreign exchange translation adjustments						(126)		(126)
Minimum pension liability adjustment						(43)		(43)
Unrealized holding loss on marketable securities						(92)		(92)
Nonowner changes in shareowners' equity								1,280
Common stock issued for employee benefit plans (including related tax benefits of $237)	4.7	5	602	14.5	125			732
Repurchases of common stock				(18.9)	(966)			(966)
Cash dividends on common stock ($.68 per share)							(527)	(527)
Other	(0.4)		(3)					(3)
Balance at December 31, 1999	957.6	958	2,318	(162.4)	(4,254)	(355)	9,932	8,599
Net income							1,659	1,659
Foreign exchange translation adjustments						(377)		(377)
Unrealized holding gain on marketable securities						3		3
Nonowner changes in shareowners' equity								1,285
Common stock issued for employee benefit plans (including related tax benefits of $139)			464	16.0	120			584
Repurchases of common stock				(4.3)	(166)			(166)
Cash dividends on common stock ($.75 per share)							(599)	(599)
Other				0.4	4			4
Balance at December 31, 2000	957.6	958	2,782	(150.3)	(4,296)	(729)	10,992	9,707
Net loss							**(99)**	**(99)**
Foreign exchange translation adjustments						**(51)**		**(51)**
Minimum pension liability adjustment						**(47)**		**(47)**
Unrealized holding loss on marketable securities						**(3)**		**(3)**
Change in fair value of effective cash flow hedges						**(5)**		**(5)**
Nonowner changes in shareowners' equity								**(205)**
Common stock issued for employee benefit plans (including related tax benefits of $38)			**225**	**8.1**	**71**			**296**
Repurchases of common stock				**(0.8)**	**(30)**			**(30)**
Cash dividends on common stock ($.75 per share)							**(609)**	**(609)**
Other			**8**	**0.4**	**3**			**11**
Balance at December 31, 2001	**957.6**	**$ 958**	**$ 3,015**	**(142.6)**	**$(4,252)**	**$(835)**	**$10,284**	**$ 9,170**

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

HONEYWELL INTERNATIONAL INC.

(Dollars in Millions Except Per Share Amounts)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Honeywell International Inc. is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control technologies for buildings, homes and industry, automotive products, specialty chemicals, fibers, plastics and electronic and advanced materials. As described in Note 2, Honeywell International Inc. was formed upon the merger of AlliedSignal Inc. and Honeywell Inc. in 1999. The following is a description of the significant accounting policies of Honeywell International Inc.

Principles of Consolidation The consolidated financial statements include the accounts of Honeywell International Inc. and all of its subsidiaries in which a controlling interest is maintained. All intercompany transactions and balances are eliminated in consolidation.

Inventories Inventories are valued at the lower of cost or market using the first-in, first-out or the average cost method and the last-in, first-out (LIFO) method for certain qualifying domestic inventories.

Investments Investments in affiliates over which we have a significant influence, but not a controlling interest, are accounted for using the equity method of accounting. Other investments are carried at market value, if readily determinable, or cost. All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historic and projected operating losses by investees are considered in the review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new cost basis.

Property, Plant and Equipment Property, plant and equipment are recorded at cost less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Goodwill Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired and is amortized on a straight-line basis over appropriate periods up to 40 years. Accumulated amortization was $1,148 and $974 million at December 31, 2001 and 2000, respectively.

Other Intangible Assets Other intangible assets include investments in long-term contracts, patents, trademarks, customer lists and other items amortized on a straight-line basis over the expected period benefited by future cash inflows up to 25 years. Accumulated amortization was $548 and $498 million at December 31, 2001 and 2000, respectively.

Long-Lived Assets We periodically evaluate the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, goodwill and other intangible assets) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating earnings. We also continually evaluate the estimated useful lives of all long-lived assets and periodically revise such estimates based on current events.

Sales Recognition Product and service sales are recognized when an agreement of sale exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Sales under long-term contracts in the Aerospace and Automation and Control Solutions segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident.

Environmental Expenditures Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 2001 were $81 and $375 million, respectively, and at December 31, 2000 were $171 and $215 million, respectively.

Foreign Currency Translation Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of Accumulated Other Nonowner Changes. For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are remeasured at the exchange rate in effect on the date the assets were acquired, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these operations are included in earnings.

Derivative Instruments and Hedging Activities Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS No. 133), is effective January 1, 2001. Under SFAS No. 133, all derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Nonowner Changes and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings.

Our adoption of SFAS No. 133 as of January 1, 2001 resulted in a cumulative effect adjustment of $1 million of income that is included in Other (Income) Expense. This accounting change impacts only the pattern and timing of non-cash accounting recognition for derivatives and did not significantly impact 2001 operating results.

Transfers of Financial Instruments Sales, transfers and securitization of financial instruments are accounted for under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." We sell interests in designated pools of trade accounts receivables to a third party. The receivables are removed from the Consolidated Balance Sheet at the time they are sold. The value assigned to undivided interests retained in trade receivables sold is based on the relative fair values of the interests retained and sold. The carrying value of the retained interests approximates fair value due to the short-term nature of the receivable collection period.

Income Taxes Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

Research and Development Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are classified as part of Cost of Goods Sold and were $832, $818 and $909 million in 2001, 2000 and 1999, respectively.

Earnings Per Share Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. All earnings per share data in this report reflect earnings per share assuming dilution, unless otherwise indicated.

Cash and Cash Equivalents Cash and cash equivalents includes cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity of three months or less.

Use of Estimates The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Recent Accounting Pronouncements In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), the provisions of which are effective for us on January 1, 2002. SFAS No. 144 provides guidance on the accounting and reporting for the impairment or disposal of long-lived assets. The adoption of the provisions of SFAS No. 144 will not have a material effect on our consolidated results of operations and financial position.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), the provisions of which are effective for us on January 1, 2003. SFAS No. 143 requires entities to recognize the fair value of a liability for tangible long-lived asset retirement obligations in the period incurred, if a reasonable estimate of fair value can be made. We are currently evaluating the effect that the adoption of the provisions of SFAS No. 143 will have on our consolidated results of operations and financial position.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. We adopted SFAS No. 141 in 2001, which did not have a material impact on our consolidated results of operations and financial condition. SFAS No. 142 requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to income, but instead be replaced with periodic testing for impairment. Intangible assets determined to have definite lives will continue to be amortized over their useful lives. The amortization and non-amortization provisions of SFAS No. 142 have been applied to any goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 1, 2002. We are currently evaluating the effect, if any, of the application of the goodwill impairment provisions of SFAS No. 142 on our consolidated results of operations and financial condition. In 2001, amortization expense for goodwill and other intangible assets having indefinite lives was approximately $196 million after-tax, or $0.24 per share.

Reclassifications Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE

2 ALLIEDSIGNAL — HONEYWELL MERGER

On December 1, 1999, AlliedSignal Inc. (AlliedSignal) and Honeywell Inc. (former Honeywell) completed a merger under an Agreement and Plan of Merger (Merger Agreement) dated as of June 4, 1999. Under the Merger Agreement, a wholly-owned subsidiary of AlliedSignal merged with and into the former Honeywell. As a result of the merger, the former Honeywell became a wholly-owned subsidiary of AlliedSignal. At the effective time of the merger AlliedSignal was renamed Honeywell International Inc. (Honeywell).

The former Honeywell shareowners received 1.875 shares of Honeywell common stock for each share of the former Honeywell common stock with cash paid in lieu of any fractional shares. As a result, former Honeywell shareowners received approximately 241 million shares of Honeywell common stock valued at approximately $15 billion at the merger date. In addition, outstanding former Honeywell employee stock options were converted at the same exchange factor into options to purchase approximately 10 million shares of Honeywell common stock.

The merger qualified as a tax-free reorganization and was accounted for under the pooling-of-interests accounting method. Accordingly, Honeywell's consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position and cash flows of the former Honeywell as though it had always been a part of Honeywell.

There were no material transactions between AlliedSignal and the former Honeywell prior to the merger, and there were no material adjustments to conform the accounting policies of the combining companies.

The net sales and net income previously reported by the separate companies and the combined amounts presented in the accompanying Consolidated Statement of Operations were as follows:

	NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)
Net sales	
AlliedSignal	$11,252
Former Honeywell	6,324
Combined	$17,576
Net income	
AlliedSignal	$ 1,121
Former Honeywell	413
Combined	$ 1,534

As described in Note 5, fees and expenses related to the merger and costs to integrate the combined companies were expensed in the fourth quarter of 1999.

NOTE

3 ACQUISITIONS

In addition to the pooling-of-interests transaction discussed in Note 2, we acquired businesses for an aggregate cost of $122, $2,646 and $1,314 million in 2001, 2000 and 1999, respectively. The following table presents information about the more significant acquisitions (there were no significant acquisitions in 2001):

	ACQUISITION DATE	AGGREGATE COST	GOOD-WILL	ANNUAL NET SALES
2000				
Pittway Corporation[1]	2/00	$2,200	$1,500	$1,600
1999				
Johnson Matthey Electronics[2]	8/99	$ 655	$ 331	$ 670
TriStar Aerospace Co.[3]	12/99	300	147	200

(1) Pittway Corporation designs, manufactures and distributes security and fire systems for homes and buildings.

(2) Johnson Matthey Electronics supplies wafer fabrication materials and interconnect products to the electronics and telecommunications industries.

(3) TriStar Aerospace Co. distributes fasteners, fastening systems and related hardware and provides customized inventory management services to original equipment manufacturers of aircraft and aircraft components, commercial airlines and aircraft maintenance, repair and overhaul facilities.

All the acquisitions were accounted for under the purchase method of accounting, and accordingly, the assets and liabilities of the acquired businesses were recorded at their estimated fair values at the dates of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired, of $42, $1,678 and $678 million in 2001, 2000 and 1999, respectively, was recorded as goodwill and is being amortized over estimated useful lives. In connection with these acquisitions the amounts recorded for transaction costs and the costs of integrating the acquired businesses into Honeywell were not material. The results of operations of the acquired businesses have been included in the consolidated results of Honeywell from their respective acquisition dates. The pro forma results for 2001, 2000 and 1999, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

NOTE

4 HONEYWELL — GENERAL ELECTRIC MERGER

On October 22, 2000, Honeywell and General Electric Company (GE) entered into an Agreement and Plan of Merger (Merger Agreement) providing for a business combination between Honeywell and GE. On July 3, 2001, the European Commission issued its decision prohibiting the proposed merger. Approval by the European Commission was a condition for completion of the merger. On October 2, 2001, Honeywell and GE terminated the Merger Agreement by mutual consent and released each other from claims arising out of the Merger Agreement.

NOTE

5 MERGER, REPOSITIONING AND OTHER CHARGES

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments of which approximately 15,000 positions have been eliminated as of December 31, 2001. These actions are expected to be completed by September 30, 2002. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation and Power Systems businesses, including the shutdown of our Turbogenerator product line. The components of the charge included severance costs of $727 million, asset impairments of $194 million and other exit costs of $95 million consisting of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

In 2000, we recognized a repositioning charge of $239 million related to announced global workforce reductions across all of our reportable segments, costs to close a chip package manufacturing plant and related workforce reductions, and other asset impairments principally associated with the completion of previously announced plant shut-downs in our Specialty Materials reportable segment. The components of the repositioning charge included severance costs of $151 million and asset impairments of $88 million. The announced workforce reductions consisted of approximately 2,800 manufacturing and administrative positions, which are complete. Asset impairments were principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Also, $46 million of previously established accruals, principally for severance, were returned to income in 2000 due to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Automation and Control Solutions and Aerospace reportable segments. We also recognized a repositioning charge of $99 million in equity in (income) loss of affiliated companies for costs to close an affiliate's chemical manufacturing operations. The components of the repositioning charge included severance costs of $6 million, asset impairments of $53 million, and other environmental exit costs and period expenses of $40 million.

In 1999, upon completion of the merger between AlliedSignal and the former Honeywell, we recognized a repositioning charge of $642 million for the cost of actions designed to improve our combined competitiveness, productivity and future profitability. The merger-related actions included the elimination of redundant corporate offices and functional administrative overhead; elimination of redundant and excess facilities and workforce in our combined aerospace businesses; adoption of Six Sigma productivity initiatives at the former Honeywell businesses; and, the transition to a global shared services model. The components of the repositioning charge included severance costs of $342 million, asset impairments of $108 million, other exit costs of $57 million and merger-related transaction and period expenses of $135 million. Global workforce reductions consisted of approximately 6,500 administrative and manufacturing positions, which are complete. Asset impairments were principally related to the elimination of redundant or excess corporate and aerospace facilities and equipment. Other exit costs were related to lease terminations and contract cancellation losses negotiated or subject to reasonable estimation at year-end. Merger-related transaction and period expenses consisted of investment banking and legal fees, former Honeywell deferred compensation vested upon change in control and other direct merger-related expenses incurred in the period the merger was completed. All merger-related actions are complete.

In 1999, we also recognized a repositioning charge of $321 million for the cost of actions designed to reposition principally the AlliedSignal businesses for improved productivity and future profitability. These repositioning actions included the organizational realignment of our aerospace businesses to strengthen market focus and simplify business structure; elimination of an unprofitable product line, closing of a wax refinery and carbon materials plant and rationalization of manufacturing capacity and infrastructure in our Specialty Materials reportable segment; a reduction in the infrastructure in our Garrett Engine Boosting Systems business; elimination of two manufacturing facilities in our Electronic Materials business; a plant closure and outsourcing activity in our automotive Consumer Products Group business; and related and general workforce reductions in all AlliedSignal businesses and our Automation and Control Solutions reportable segment. The components of the repositioning charge included severance costs of $140 million, asset impairments of $149 million, and other exit costs of $32 million. Global workforce reductions consisted of approximately 5,100 manufacturing, administrative, and sales positions, which are complete. Asset impairments were principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Other exit costs principally consisted of environmental exit costs associated with chemical plant shutdowns. All repositioning actions, excluding environmental remediation, are complete.

The following table summarizes the status of our total merger and repositioning costs.

	SEVERANCE COSTS	ASSET IMPAIRMENTS	EXIT COSTS	MERGER FEES AND EXPENSES	TOTAL
1999 charges	$ 482	$ 257	$ 89	$135	$ 963
1999 usage	(58)	(257)	(4)	(77)	(396)
Balance at December 31, 1999	424	—	85	58	567
2000 charges	157	141	40	—	338
2000 usage	(303)	(141)	(41)	(58)	(543)
Adjustments	(42)	—	(4)	—	(46)
Balance at December 31, 2000	236	—	80	—	316
2001 charges	**727**	**194**	**95**	**—**	**1,016**
2001 usage	**(364)**	**(194)**	**(58)**	**—**	**(616)**
Adjustments	**(115)**	**—**	**(4)**	**—**	**(119)**
Balance at December 31, 2001	**$ 484**	**$ —**	**$113**	**$ —**	**$ 597**

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million (see Note 22 for further discussion), probable and reasonably estimable legal and environmental claims of $408 million (see Note 22 for further discussion), customer claims and settlements of contract liabilities of $310 million and write-offs principally related to asset impairments, including receivables and inventories, of $335 million. In 2001, we adopted a plan to dispose of our Friction Materials business and held discussions with a potential acquiror of the business. The Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with GE and redeemed our $200 million 5¾% dealer remarketable securities due 2011, resulting in a loss of $6 million.

In 2000, we identified certain business units and manufacturing facilities as non-core to our business strategy. As a result of this assessment, we implemented cost reduction initiatives and conducted discussions with potential acquirors of these businesses and assets. As part of this process, we evaluated the businesses and assets for possible impairment. As a result of our analysis, we recognized impairment charges in 2000 of $245 and $165 million principally related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets of our Friction Materials business and a chemical manufacturing facility, respectively. We recognized other charges consisting of probable and reasonably estimable environmental liabilities of $87 million, and contract claims, merger-related period expenses, other contingencies, and write-offs of tangible assets removed from service, including inventory, totaling $140 million. In addition, we recognized a charge of $37 million for costs principally related to an equity investee's customer claims.

In 1999, we recognized other charges consisting of losses on aerospace engine maintenance contracts and a contract cancellation penalty totaling $45 million, customer and employee claims of $69 million, contract settlements and contingent liabilities of $18 million, and other write-offs principally related to tangible and intangible assets removed from service, including inventory, of $152 million. We also recognized a $36 million charge resulting from an other than temporary decline in value of an equity investment due to a significant deterioration in market conditions and a $4 million charge related to an equity investee's severance action involving approximately 220 employees.

The following table summarizes the pretax impact of total merger, repositioning and other charges by reportable business segment.

	2001	2000	1999
Aerospace	**$ 895**	$ 91	$ 315
Automation and Control Solutions	**785**	108	215
Specialty Materials	**242**	399	251
Transportation and Power Systems	**367**	263	129
Corporate	**506**	105	377
	$2,795	$966	$1,287

The following table summarizes the pretax distribution of total merger, repositioning and other charges by income statement classification.

	2001	2000	1999
Cost of goods sold	**$2,438**	$830	$ 947
Selling, general and administrative expenses	**151**	—	300
Equity in (income) loss of affiliated companies	**200**	136	40
Other (income) expense	**6**	—	—
	$2,795	$966	$1,287

NOTE



6 GAIN ON SALE OF NON-STRATEGIC BUSINESSES

In 2001 Bendix Commercial Vehicle Systems (BCVS) was designated as held for disposal, and in January 2002, we reached an agreement in principle with Knorr-Bremse AG (Knorr) to transfer our global interests in BCVS to Knorr. The transfer is expected to be completed in the first quarter of 2002. At December 31, 2001, the assets of BCVS of approximately $173 million were classified in Other Current Assets. BCVS had sales and segment profit of approximately $375 and $57 million, respectively, in 2001.

In 2000, as a result of a government mandate in connection with the merger of AlliedSignal and the former Honeywell, we sold the TCAS product line of the former Honeywell. We received approximately

$215 million in cash resulting in a pretax gain of $112 million. The TCAS product line had annual sales of approximately $100 million.

In 1999, we sold our Laminate Systems business for approximately $425 million in cash resulting in a pretax gain of $106 million. The Laminate Systems business had annual sales of about $400 million.

NOTE 7

OTHER (INCOME) EXPENSE

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
Interest income and other	**$(50)**	$(79)	$ (76)
Minority interests	**24**	34	46
Foreign exchange (gain) loss	**9**	(12)	(9)
Gain on disposition of investment in AMP Incorporated	**—**	—	(268)
	$(17)	$(57)	$(307)

In April 1999, we reached an agreement with Tyco International Ltd. (Tyco) and AMP Incorporated (AMP), settling AMP's claim to the gain we would realize on the disposition of our investment in AMP common stock. We made a payment to AMP of $50 million, and the parties released all claims that they had against each other relating to AMP. Subsequently, we converted our investment in AMP common stock into Tyco common stock and sold the Tyco common stock for net cash proceeds of $1.2 billion resulting in a pretax gain of $268 million, net of the settlement payment.

NOTE 8

INTEREST AND OTHER FINANCIAL CHARGES

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
Total interest and other financial charges	**$422**	$497	$287
Less — Capitalized interest	**(17)**	(16)	(22)
	$405	$481	$265

Cash payments of interest during the years 2001, 2000 and 1999 were $297, $573 and $328 million, respectively.

The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 2001 and 2000 was 7.46 and 6.60 percent, respectively.

NOTE 9

INCOME TAXES

Income (loss) before taxes

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
United States	**$(751)**	$1,842	$1,742
Foreign	**329**	556	506
	$(422)	$2,398	$2,248

Tax expense (benefit)

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
United States	**$(472)**	$ 508	$ 531
Foreign	**149**	231	176
	$(323)	$ 739	$ 707

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
Tax expense (benefit) consist of:			
Current:			
United States	**$ (33)**	$126	$416
State	**(1)**	2	113
Foreign	**167**	197	189
	133	325	718
Deferred:			
United States	**(350)**	325	37
State	**(88)**	55	(35)
Foreign	**(18)**	34	(13)
	(456)	414	(11)
	$(323)	$739	$707

	YEARS ENDED DECEMBER 31,		
	2001	2000	1999
The U.S. statutory federal income tax rate is reconciled to our effective income tax rate as follows:			
Statutory U.S. federal income tax rate	**(35.0)%**	35.0%	35.0%
Taxes on foreign earnings over (under) U.S. tax rate	**15.3**	(.7)	(1.2)
Asset basis differences	**(18.5)**	2.5	(1.6)
Nondeductible amortization	**13.4**	2.8	3.3
State income taxes	**(9.3)**	1.3	2.2
Tax benefits of Foreign Sales Corporation	**(25.4)**	(5.0)	(4.4)
ESOP dividend tax benefit	**(4.3)**	(.7)	(.7)
Tax credits	**(7.7)**	(3.5)	(1.2)
Equity income	**(3.6)**	(.4)	(1.0)
All other items — net	**(1.5)**	(.5)	1.1
	(76.6)%	30.8%	31.5%

Deferred income taxes

	DECEMBER 31, 2001	2000
Included in the following balance sheet accounts:		
Other current assets	**$ 972**	$ 734
Other assets	**145**	151
Accrued liabilities	**(2)**	(5)
Deferred income taxes	**(875)**	(1,173)
	$ 240	$ (293)

Deferred tax assets (liabilities)

	DECEMBER 31, 2001	2000
The principal components of deferred tax assets and (liabilities) are as follows:		
Property, plant and equipment basis differences	**$(878)**	$ (934)
Postretirement benefits other than pensions and postemployment benefits	**828**	847
Investment and other asset basis differences	**(219)**	(375)
Other accrued items	**376**	377
Net operating losses	**459**	207
U.S. tax credits	**167**	—
Deferred foreign gain	**(12)**	(17)
Undistributed earnings of subsidiaries	**(54)**	(35)
All other items — net	**(336)**	(319)
	331	(249)
Valuation allowance	**(91)**	(44)
	$ 240	$ (293)

The amount of federal tax net operating losses available for carryback or carryforward at December 31, 2001 was $625 million, including $507 million generated in 2001. The current year's loss can be carried back two years or carried forward twenty years. Also, included are $118 million of loss carryforwards that were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2019. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. We also have foreign net operating losses of $807 million which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

We have U.S. tax credit carryforwards of $167 million at December 31, 2001, including carryforwards of $124 million with various expiration dates, and tax credits of $43 million which are not subject to expiration.

The increase in the valuation allowance of $47 million in 2001 is primarily due to an increase in foreign net operating losses attributable to a Specialty Materials business that are not expected to be utilized.

Deferred income taxes have not been provided on approximately $2.0 billion of undistributed earnings of foreign affiliated companies, which are considered to be permanently reinvested. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Cash payments of income taxes during the years 2001, 2000 and 1999 were $79, $442 and $625 million, respectively.

NOTE 10 EARNINGS (LOSS) PER SHARE

The following table sets forth the computations of basic and diluted earnings (loss) per share:

	INCOME	AVERAGE SHARES	PER SHARE AMOUNT
2001			
Earnings (loss) per share of common stock — basic	**$ (99)**	**812,273,417**	**$(0.12)**
Dilutive securities issuable in connection with stock plans		—	
Earnings (loss) per share of common stock — assuming dilution	**$ (99)**	**812,273,417**	**$(0.12)**
2000			
Earnings per share of common stock — basic	$1,659	800,317,543	$ 2.07
Dilutive securities issuable in connection with stock plans		9,149,959	
Earnings per share of common stock — assuming dilution	$1,659	809,467,502	$ 2.05
1999			
Earnings per share of common stock — basic	$1,541	792,010,145	$ 1.95
Dilutive securities issuable in connection with stock plans		16,979,863	
Earnings per share of common stock — assuming dilution	$1,541	808,990,008	$ 1.90

As a result of the net loss for 2001, 4,269,601 of dilutive securities issuable in connection with stock plans have been excluded from the diluted loss per share calculation because their effect would reduce the loss per share. In 2000 and 1999, the diluted earnings per share calculation excludes the effect of stock options when the options' exercise prices exceed the average market price of the common shares during the period. In 2000 and 1999, the number of stock options not included in the computations was 14,563,673 and 868,631, respectively. These stock options were outstanding at the end of each of the respective years.

NOTE 11 ACCOUNTS AND NOTES RECEIVABLE

	DECEMBER 31, 2001	2000
Trade	**$3,168**	$3,967
Other	**580**	755
	3,748	4,722
Less — Allowance for doubtful accounts	**(128)**	(99)
	$3,620	$4,623

We sell interests in designated pools of trade accounts receivables to a third party. The sold receivables are over-collateralized and we retain an interest in the pool of receivables representing that over-collateralization. New receivables are sold under the agreement as previously sold receivables are collected. Losses are recognized when our interest in the receivables are sold. The retained interest in the receivables is shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interest. We are compensated for our services in the collection and administration of the receivables.

	DECEMBER 31, 2001	2000
Designated pools of trade receivables	**$ 803**	$ 881
Interest sold to third parties	**(500)**	(500)
Retained interest	**$ 303**	$ 381

Losses on sales of receivables were $22, $34 and $28 million in 2001, 2000 and 1999, respectively. No credit losses were incurred during those years.

NOTE 12 INVENTORIES

	DECEMBER 31, 2001	2000
Raw materials	**$1,024**	$1,262
Work in process	**869**	809
Finished products	**1,603**	1,797
	3,496	3,868
Less —		
Progress payments	**(25)**	(5)
Reduction to LIFO cost basis	**(116)**	(129)
	$3,355	$3,734

Inventories valued at LIFO amounted to $112 and $167 million at December 31, 2001 and 2000, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $116 and $129 million higher at December 31, 2001 and 2000, respectively.

NOTE 13 INVESTMENTS AND LONG-TERM RECEIVABLES

	DECEMBER 31, 2001	2000
Investments	**$ 312**	$ 548
Long-term receivables	**154**	200
	$ 466	$ 748

Investments include unrealized holding gains of $0 and $3 million at December 31, 2001 and 2000, respectively, on equity securities classified as available-for-sale. The cost basis of these equity securities was $92 and $95 million at December 31, 2001 and 2000, respectively.

NOTE 14 PROPERTY, PLANT AND EQUIPMENT

	DECEMBER 31, 2001	2000
Land and improvements	**$ 316**	$ 337
Machinery and equipment	**8,874**	9,484
Buildings and improvements	**1,968**	2,134
Construction in progress	**523**	505
	11,681	12,460
Less — Accumulated depreciation and amortization	**(6,748)**	(7,230)
	$4,933	$5,230

Depreciation expense was $723, $791 and $730 million in 2001, 2000 and 1999, respectively.

NOTE 15 ACCRUED LIABILITIES

	DECEMBER 31, 2001	2000
Compensation and benefit costs	**$ 638**	$ 728
Customer advances	**489**	453
Income taxes	**31**	92
Environmental costs	**81**	171
Litton settlement	**220**	—
Severance	**484**	236
Other	**1,876**	1,488
	$3,819	$ 3,168

NOTE 16

LONG-TERM DEBT AND CREDIT AGREEMENTS

	DECEMBER 31, 2001	2000
6.75% notes due 2002	**$ —**	$ 200
9⅞% debentures due 2002	**—**	171
6.875% notes due 2005	**750**	750
5.25% notes due 2006	**247**	—
8⅝% debentures due 2006	**100**	100
5⅛% notes due 2006	**500**	—
7.0% notes due 2007	**350**	350
7⅛% notes due 2008	**200**	200
6.20% notes due 2008	**200**	200
Zero coupon bonds and money multiplier notes, 13.0% – 14.26%, due 2009	**100**	100
7.50% notes due 2010	**1,000**	1,000
6⅛% notes due 2011	**500**	—
Industrial development bond obligations, 4.40% – 6.75%, maturing at various dates through 2027	**80**	92
6⅝% debentures due 2028	**216**	216
9.065% debentures due 2033	**51**	51
Other (including capitalized leases), 1.54% – 12.50%, maturing at various dates through 2033	**437**	511
	$4,731	$ 3,941

The schedule of principal payments on long-term debt is as follows:

	AT DECEMBER 31, 2001
2002	$ 416
2003	124
2004	27
2005	926
2006	864
Thereafter	2,790
	5,147
Less — Current portion	(416)
	$4,731

We maintain $2 billion of bank revolving credit facilities with a group of banks which are comprised of: (a) a $1 billion Five-Year Credit Agreement and (b) a $1 billion 364-Day Credit Agreement. The credit agreements are maintained for general corporate purposes including support for the issuance of commercial paper. We had no balance outstanding under either agreement at December 31, 2001.

Neither of the credit agreements restricts our ability to pay dividends and neither contains financial covenants. The failure to comply with customary conditions or the occurrence of customary events of default contained in the credit agreements would prevent any further borrowings and would generally require the repayments of any outstanding borrowings under such credit agreements. Such events of default include (a) non-payment of credit agreement debt and interest, (b) non-compliance with the terms of the credit agreement covenants, (c) default on other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the credit agreements if any person or group acquires beneficial ownership of 30 percent or more of our voting stock or, during any 12-month period, individuals who were directors of Honeywell at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Loans under the Five-Year Credit Agreement are required to be repaid no later than December 2, 2004. We have agreed to pay a facility fee of 0.065 percent per annum on the aggregate commitment for the Five-Year Credit Agreement.

Interest on borrowings under the Five-Year Credit Agreement would be determined, at our option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate or (c) the Eurocurrency rate plus 0.135 percent (applicable margin).

The commitments under the 364-Day Credit Agreement terminate on November 28, 2002. Annually, prior to the Agreement's anniversary date, we may request that the termination date of the 364-Day Credit Agreement be extended by 364 days. We have agreed to pay a facility fee of 0.06 percent per annum on the aggregate commitment for the 364-Day Credit Agreement, and we have paid upfront fees of 0.04 percent.

Interest on borrowings under the 364-Day Credit Agreement would be determined, at our option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate or (c) the Eurocurrency rate plus 0.24 percent (applicable margin).

The facility fee and the applicable margin over the Eurocurrency rate on both the Five-Year Credit Agreement and the 364-Day Credit Agreement are subject to increase or decrease if our long-term debt ratings change, but the revolving credit facilities are not subject to termination based on a decrease in our debt ratings.

NOTE 17

LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

	AT DECEMBER 31, 2001
2002	$ 274
2003	197
2004	154
2005	123
2006	100
Thereafter	238
	$1,086

We have entered into agreements to lease land, equipment and buildings. Principally all our operating leases have initial terms of up to 25 years, and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. If we elect not to purchase the assets at the end of each such lease, we have guaranteed the residual values of the underlying assets (principally aircraft, equipment, buildings and land) totaling approximately $349 million at December 31, 2001. We do not expect that any of our commitments under the lease agreements will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Rent expense was $321, $306 and $291 million in 2001, 2000 and 1999, respectively.

NOTE 18

FINANCIAL INSTRUMENTS

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Credit and Market Risk Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.

We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. While concentrations of credit risk associated with our trade accounts and notes receivable are considered minimal due to our diverse customer base, a significant portion of our customers are in the commercial aviation industry (aircraft manufacturers and airlines) accounting for approximately 19 percent of our consolidated sales in 2001. Following the abrupt downturn in the aviation industry after the terrorist attacks on September 11, 2001 and the already weak economy, we modified terms and conditions of our credit sales to mitigate or eliminate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.

Foreign Currency Risk Management We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of cash flows in non-functional currencies. We attempt to have all transaction exposures hedged with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the Euro countries, the British pound, the Canadian dollar, and the U.S. dollar.

We hedge monetary assets and liabilities denominated in foreign currencies. Prior to conversion into U.S dollars, these assets and liabilities are remeasured at spot exchange rates in effect on the balance sheet date. The effects of changes in spot rates are recognized in earnings and included in Other (Income) Expense. We hedge our exposure to changes in foreign exchange rates principally with forward contracts. Forward contracts are marked-to-market with the resulting gains and losses similarly recognized in earnings offsetting the gains and losses on the foreign currency denominated monetary assets and liabilities being hedged.

We partially hedge forecasted 2002 sales and purchases denominated in foreign currencies with currency forward contracts. When the dollar strengthens against foreign currencies, the decline in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of gains (sales) and losses (purchases), respectively, in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens against foreign currencies, the increase in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset

by the recognition of losses (sales) and gains (purchases), respectively, in the value of the forward contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. Deferred gains and losses on forward contracts, used to hedge forecasted sales and purchases, were $2 and $2 million, respectively, at December 31, 2001. The deferred gains and losses are expected to be reclassified into Sales and Cost of Goods Sold within the next twelve months. All open forward contracts mature by December 31, 2002.

At December 31, 2001 and 2000, we had contracts with notional amounts of $1,507 and $1,542 million, respectively, to exchange foreign currencies, principally in the Euro countries and Great Britain.

Commodity Price Risk Management Our exposure to market risk for commodity prices arises from changes in our cost of production. We mitigate our exposure to commodity price risk through the use of long-term, firm-price contracts with our suppliers and forward commodity purchase agreements with third parties hedging anticipated purchases of several commodities (principally natural gas). Forward commodity purchase agreements are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized.

Interest Rate Risk Management We use a combination of financial instruments, including medium-term and short-term financing, variable-rate commercial paper, and interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At December 31, 2001 and 2000, interest rate swap agreements designated as fair value hedges effectively changed $1,096 and $1,600 million, respectively, of fixed rate debt at an average rate of 6.55 and 7.10 percent, respectively, to LIBOR based floating rate debt. Our interest rate swaps mature through 2007.

Fair Value of Financial Instruments The carrying value of cash and cash equivalents, trade accounts and notes receivables, payables, commercial paper and short-term borrowings contained in the Consolidated Balance Sheet approximates fair value. Summarized below are the carrying values and fair values of our other financial instruments at December 31, 2001 and 2000. The fair values are based on the quoted market prices for the issues (if traded), current rates offered to us for debt of the same remaining maturity and characteristics, or other valuation techniques, as appropriate.

	DECEMBER 31, 2001		DECEMBER 31, 2000	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets				
Available-for-sale equity securities	**$ 92**	**$ 92**	$ 95	$ 95
Long-term receivables	**154**	**145**	200	188
Interest rate swap agreements	**5**	**5**	17	81
Foreign currency exchange contracts	**5**	**5**	—	3
Forward commodity contracts	**1**	**1**	—	—
Liabilities				
Long-term debt and related current maturities (excluding capitalized leases)	**$(5,121)**	**$(5,407)**	$(4,291)	$(4,517)
Interest rate swap agreements	**(10)**	**(10)**	(1)	(13)
Foreign currency exchange contracts	**(11)**	**(11)**	—	—
Forward commodity contracts	**(7)**	**(7)**	—	—

NOTE 19 CAPITAL STOCK

We are authorized to issue up to 2,000,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of Honeywell which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There are no restrictions on us relative to dividends or the repurchase or redemption of common stock.

On July 21, 2000, our Board authorized a share repurchase program to purchase up to 40,000,000 shares of our common stock in the open market or in privately negotiated transactions, depending on market conditions and other factors. As a result of the proposed merger with General Electric Company (See Note 4), Honeywell rescinded its share repurchase program effective October 21, 2000.

We are authorized to issue up to 40,000,000 shares of preferred stock, without par value, and can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2001, there was no preferred stock outstanding.

NOTE 20

OTHER NONOWNER CHANGES IN SHAREOWNERS' EQUITY

Total nonowner changes in shareowners' equity are included in the Consolidated Statement of Shareowners' Equity. The components of Accumulated Other Nonowner Changes are as follows:

	PRETAX	TAX	AFTER-TAX
Year ended December 31, 2001			
Unrealized losses on securities available-for-sale	**$ (4)**	**$ 1**	**$ (3)**
Reclassification adjustment for losses on securities available-for-sale included in net income	**—**	**—**	**—**
Net unrealized losses arising during the year	**(4)**	**1**	**(3)**
Foreign exchange translation adjustments	**(51)**	**—**	**(51)**
Change in fair value of effective cash flow hedges	**(8)**	**3**	**(5)**
Minimum pension liability adjustment	**(78)**	**31**	**(47)**
	$(141)	**$ 35**	**$(106)**
Year ended December 31, 2000			
Unrealized gains on securities available-for-sale	$ 4	$ (1)	$ 3
Reclassification adjustment for gains on securities available-for-sale included in net income	—	—	—
Net unrealized gains arising during the year	4	(1)	3
Foreign exchange translation adjustments	(377)	—	(377)
	$(373)	$ (1)	$(374)
Year ended December 31, 1999			
Unrealized gains on securities available-for-sale	$ —	$ —	$ —
Reclassification adjustment for gains on securities available-for-sale included in net income	(152)	60	(92)
Net unrealized losses arising during the year	(152)	60	(92)
Foreign exchange translation adjustments	(126)	—	(126)
Minimum pension liability adjustment	(70)	27	(43)
	$(348)	$ 87	$(261)

The components of Accumulated Other Nonowner Changes are as follows:

	DECEMBER 31, 2001	2000	1999
Cumulative foreign exchange translation adjustment	**$(723)**	$(672)	$(295)
Unrealized holding gains on securities available-for-sale	**—**	3	—
Change in fair value of effective cash flow hedges	**(5)**	—	—
Minimum pension liability	**(107)**	(60)	(60)
	$(835)	$(729)	$(355)

NOTE 21

STOCK-BASED COMPENSATION PLANS

We have stock plans available to grant incentive stock options, non-qualified stock options and stock appreciation rights to officers and employees.

Fixed Stock Options The exercise price, term and other conditions applicable to each option granted under the stock plans are generally determined by the Management Development and Compensation Committee of the Board. The options are granted at a price equal to our stock's fair market value on the date of grant. The options generally become exercisable over a three-year period and expire after ten years.

The following table summarizes information about stock option activity for the three years ended December 31, 2001:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at December 31, 1998	54,721,806	$25.66
Granted	20,580,611	54.93
Exercised	(16,956,945)	23.04
Lapsed or canceled	(2,304,969)	35.38
Outstanding at December 31, 1999	56,040,503	36.81
Granted	4,506,804	45.68
Exercised	(12,115,659)	23.22
Lapsed or canceled	(2,431,324)	52.87
Outstanding at December 31, 2000	46,000,324	40.36
Granted	15,479,120	36.23
Exercised	(3,121,867)	21.49
Lapsed or canceled	(4,477,952)	51.24
Outstanding at December 31, 2001	53,879,625	39.37

The following table summarizes information about stock options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE LIFE[1]	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$13.52 – $29.98	10,395,878	2.9	$20.19	8,885,878	$19.94
$30.41 – $39.80	23,176,558	8.2	36.39	8,330,238	36.69
$40.02 – $49.97	10,652,736	7.0	43.42	7,852,919	42.73
$50.13 – $66.73	9,654,453	7.9	62.68	5,073,693	62.45
	53,879,625	6.9	39.37	30,142,728	37.66

(1) Average remaining contractual life in years.

There were 26,998,346 and 30,927,704 options exercisable at weighted average exercise prices of $32.06 and $27.21 at December 31, 2000 and 1999, respectively. There were 9,948,269 shares available for future grants under the terms of our stock option plans at December 31, 2001.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) requires that the cost of stock-based compensation be measured using a fair value based method. As permitted by SFAS No. 123, we elected to continue to account for stock-based compensation using the intrinsic value based method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for our fixed stock option plans. The following table sets forth pro forma information, including related assumptions, as if compensation cost had been determined consistent with the requirements of SFAS No. 123.

	2001	2000	1999
Weighted average fair value per share of options granted during the year[1]	**$13.71**	$18.21	$12.70
Reduction of:			
Net income	**$ 85**	$ 75	$ 65
Earnings per share of common stock — basic	**$ .11**	$ .09	$ .08
Earnings per share of common stock — assuming dilution	**$ .11**	$ .09	$ .08
Assumptions:			
Historical dividend yield	**1.5%**	1.4%	1.3%
Historical volatility	**40.9%**	27.8%	24.6%
Risk-free rate of return	**5.2%**	6.4%	5.2%
Expected life (years)	**5.0**	5.0	5.0

(1) Estimated on date of grant using Black-Scholes option-pricing model.

Restricted Stock Units Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSU's are issued to certain key employees as compensation and as incentives tied directly to the achievement of certain performance objectives.

RSU's issued were 186,500, 1,374,640 and 1,175,127 in 2001, 2000 and 1999, respectively. There were 1,580,091, 2,449,749 and 2,657,561 RSU's outstanding, with a weighted average grant date fair value per share of $43.49, $47.33 and $37.81 at December 31, 2001, 2000 and 1999, respectively.

Non-Employee Directors' Plan We also have a Stock Plan for Non-Employee Directors (Directors' Plan) under which restricted shares and options are granted. Each new director receives a one-time grant of 3,000 shares of common stock, subject to specific restrictions. The Directors' Plan provides for an annual grant to each director of options to purchase 2,000 shares of common stock at the fair market value on the date of grant. We have set aside 450,000 shares for issuance under the Directors' Plan. Options generally become exercisable over a three-year period and expire after ten years.

Employee Stock Match Plans We sponsor employee savings plans under which we match, in the form of our common stock, certain eligible U.S. employee savings plan contributions. Shares issued under the stock match plans were 4.9, 3.9 and 2.6 million in 2001, 2000 and 1999, respectively, at a cost of $185, $161 and $142 million, respectively.

NOTE 22 COMMITMENTS AND CONTINGENCIES

Litton Litigation On March 13, 1990, Litton Systems, Inc. (Litton) filed a legal action against the former Honeywell in U.S. District Court, Central District of California, Los Angeles with claims that were subsequently split into two separate cases. One alleged patent infringement under federal law for using an ion-beam process to coat mirrors incorporated in the former Honeywell's ring laser gyroscopes and tortious interference under state law for interfering with Litton's prospective advantage with customers and contractual relationships with an inventor and his company, Ojai Research, Inc. The other case alleged monopolization and attempted monopolization under federal antitrust laws by the former Honeywell in the sale of inertial reference systems containing ring laser gyroscopes into the commercial aircraft market. On December 21, 2001, we settled the Litton legal action for $440 million, reaching a settlement agreement with Northrop Grumman (Northrop), which purchased Litton earlier in 2001. The settlement amount was included as part of Costs of Goods Sold. In December 2001, $220 million of the settlement amount was paid to Northrop with the remaining $220 million due on or before July 1, 2002. The settlement ends the patent infringement, antitrust and other claims that Litton originally brought against the former Honeywell and allows us to continue to sell ring-laser-gyroscope-based products and certain other inertial reference systems free from any claims from Northrop.

Shareowner Litigation Honeywell and seven of its current and former officers were named as defendants in several purported class action lawsuits filed in the United States District Court for the District of New Jersey (the Securities Law Complaints). The Securities Law Complaints principally allege that the defendants violated federal securities laws by purportedly making false and misleading statements and by failing to disclose material information concerning Honeywell's financial performance, thereby allegedly causing the value of Honeywell's stock to be artificially inflated. The purported class period for which damages are sought is December 20, 1999 to June 19, 2000. On January 15, 2002, the District Court dismissed the consolidated complaint against four of Honeywell's current and former officers.

In addition, Honeywell, seven of its current and former officers and its Board have been named as defendants in a purported shareowner derivative action which was filed on November 27, 2000 in the United States District Court for the District of New Jersey (the Derivative Complaint). The Derivative Complaint alleges a single claim for breach of fiduciary duty based on nearly identical allegations to those set forth in the Securities Law Complaints.

We believe that there is no factual or legal basis for the allegations in the Securities Law Complaints and the Derivative Complaint. Although it is not possible at this time to predict the result of these cases, we expect to prevail. However, an adverse outcome could be material to our consolidated financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in our financial statements with respect to this contingent liability.

Environmental Matters We are subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to our employees and employees of our customers and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. With respect to environmental matters involving the production of products containing toxic substances, we believe that the costs of defending and resolving such matters will be largely covered by insurance, subject to deductibles, exclusions, retentions and policy limits. It is our policy (see Note 1) to record appropriate liabilities for environmental matters when environmental assessments are made or remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. With respect to site contamination, the timing of these accruals is generally no later than the completion of feasibility studies. We expect that we will be able to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of personal injury and property damage claims, insurance recoveries, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations. However, considering our past experience, insurance coverage and reserves, we do not expect that these matters will have a material adverse effect on our consolidated financial position.

Asbestos Matters Like more than a thousand other industrial companies, Honeywell is a defendant in personal injury actions related to asbestos. Our involvement is limited because we did not mine or produce asbestos, nor did we make or sell insulation products or other construction materials that have been identified as the primary cause of asbestos-related disease in the vast majority of claimants. Rather, we made several products that contained small amounts of asbestos.

Honeywell's Bendix Friction Materials business manufactured automotive brake pads that included asbestos in an encapsulated form. There is a limited group of potential claimants consisting largely of professional brake mechanics. During the twenty-year period from 1981 through 2001, we have resolved approximately 53,000 Bendix claims at an average cost per claim of one thousand dollars. Honeywell has had no out-of-pocket costs for these cases since its insurance deductible was satisfied many years ago. There are currently approximately 47,000 claims pending and we have no reason to believe that the historic rate of dismissal will change. We have $2 billion of insurance remaining.

Another source of claims is refractory products (high temperature bricks and cement) sold largely to the steel industry in the East and Midwest by North American Refractories Company (NARCO), a business we owned from 1979 to 1986. Less than 2 percent of NARCO's products contained asbestos.

When we sold the NARCO business in 1986, we agreed to indemnify NARCO with respect to personal injury claims for products that had been discontinued prior to the sale (as defined in the sale agreement). NARCO retained all liability for all other claims. NARCO has resolved approximately 176,000 claims in the past 18 years at an average cost per claim of two thousand two hundred dollars. Of those claims, 43 percent were dismissed on the ground that there was insufficient evidence that NARCO was responsible for the claimant's asbestos exposure. There are approximately 116,000 claims currently pending against NARCO, including approximately 7 percent in which Honeywell is also named as a defendant. During the past 18 years, Honeywell and our insurers have contributed to the cost of the NARCO defense. We have in excess of $1.2 billion of insurance remaining that can be specifically allocated to NARCO-related liability.

On January 4, 2002, NARCO filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result, all of the claims pending against NARCO are automatically stayed pending the reorganization of NARCO. In addition, because the claims pending against Honeywell necessarily will impact the liabilities of NARCO, because the insurance policies held by Honeywell are essential to a successful NARCO reorganization, and because Honeywell has offered to commit those policies to the reorganization, the bankruptcy court has temporarily enjoined any claims against Honeywell, current or future, related to NARCO. In connection with NARCO's bankruptcy filing, we paid NARCO's parent company $40 million and have agreed to provide NARCO with up to $20 million in financing. We have also agreed to pay $20 million to NARCO's parent company upon the filing of a plan of reorganization for NARCO acceptable to Honeywell, and to pay NARCO's parent company $40 million, and to forgive any outstanding NARCO indebtedness, upon the confirmation and consummation of such a plan.

We believe that, as part of the NARCO plan of reorganization, a trust will be established for the benefit of all asbestos claimants, current and future. Honeywell intends to contribute its insurance coverage (which is in excess of $1.2 billion) to the trust in exchange for its indemnity obligation to NARCO. If that trust is put in place and approved by the court as fair and equitable, Honeywell as well as NARCO will be entitled to a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos-related claims based on exposure to NARCO products to be made against the federally-supervised trust. In our view, our existing insurance plus the existing NARCO assets should be sufficient to fund the trust. There is no assurance that a stay will remain in effect, that a plan of reorganization will be proposed or confirmed, or that any plan that is confirmed will provide relief to Honeywell.

Although it is impossible to predict the outcome of pending or future claims or the NARCO bankruptcy, in light of the nature of the potential exposure, our experience over the past 20 years in resolving asbestos-related claims, our insurance coverage, our existing reserves and the NARCO bankruptcy proceeding, we do not believe that asbestos-related claims will have a material adverse effect on our consolidated results of operations or financial position.

Other Matters We are subject to a number of other lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of our business. With respect to all these other matters, including those relating to commercial transactions, government contracts, product liability and non-environmental health and safety matters, while the ultimate results of these lawsuits, investigations and claims cannot be determined, we do not expect that these matters will have a material adverse effect on our consolidated results of operations or financial position.

We have issued or are a party to various direct and indirect guarantees of the debt of unconsolidated affiliates and third parties of $80 million. We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

NOTE 23 PENSION AND OTHER POSTRETIREMENT BENEFITS

We maintain pension plans covering the majority of our employees and retirees, and postretirement benefit plans for retirees that include health care benefits and life insurance coverage. Pension benefits for substantially all U.S. employees are provided through non-contributory, defined benefit pension plans. Employees in foreign countries, who are not U.S. citizens, are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Our retiree medical plans cover U.S. and Canadian employees who retire with pension eligibility for hospital, professional and other medical services. Most of the U.S. retiree medical plans require deductibles and copayments, and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. The retiree medical and life insurance plans are not funded. Claims and expenses are paid from our general assets.

Net periodic pension and other postretirement benefit costs (income) include the following components:

	PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS		
	2001	2000	1999	**2001**	2000	1999
Service cost	**$ 194**	$ 193	$ 229	**$ 20**	$ 23	$ 32
Interest cost	**765**	702	710	**142**	131	125
Assumed return on plan assets	**(1,201)**	(1,151)	(1,062)	**—**	—	—
Amortization of transition asset	**(11)**	(13)	(13)	**—**	—	—
Amortization of prior service cost (credit)	**49**	53	50	**(19)**	(18)	(18)
Recognition of actuarial (gains) losses	**(52)**	(114)	10	**2**	(4)	(4)
Settlements and curtailments	**(54)**	(50)	(45)	**—**	(34)	(75)
Benefit cost (income)	**$ (310)**	$ (380)	$ (121)	**$145**	$ 98	$ 60

The following table summarizes the balance sheet impact, including the benefit obligations, assets, funded status and actuarial assumptions associated with our significant pension and other postretirement benefit plans.

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	**$10,132**	$ 9,938	**$ 1,952**	$ 1,708
Service cost	**194**	193	**20**	23
Interest cost	**765**	702	**142**	131
Plan amendments	**37**	41	**(6)**	(69)
Actuarial losses	**748**	409	**210**	333
Acquisitions (divestitures)	**(7)**	72	**—**	—
Benefits paid	**(857)**	(786)	**(169)**	(165)
Settlements and curtailments	**(49)**	(77)	**—**	(9)
Other	**(11)**	(360)	**—**	—
Benefit obligation at end of year	**10,952**	10,132	**2,149**	1,952
Change in plan assets:				
Fair value of plan assets at beginning of year	**12,264**	13,022	**—**	—
Actual return on plan assets	**(383)**	233	**—**	—
Company contributions	**46**	62	**—**	—
Acquisitions (divestitures)	**(8)**	102	**—**	—
Benefits paid	**(857)**	(786)	**—**	—
Other	**(11)**	(369)	**—**	—
Fair value of plan assets at end of year	**11,051**	12,264	**—**	—
Funded status of plans	**99**	2,132	**(2,149)**	(1,952)
Unrecognized transition (asset)	**(8)**	(21)	**—**	—
Unrecognized net (gain) loss	**1,118**	(1,276)	**297**	89
Unrecognized prior service cost (credit)	**239**	258	**(157)**	(170)
Prepaid (accrued) benefit cost	**$ 1,448**	$ 1,093	**$(2,009)**	$(2,033)
Actuarial assumptions at December 31:				
Discount rate	**7.25%**	7.75%	**7.25%**	7.75%
Assumed rate of return on plan assets	**10.00%**	10.00%	**—**	—
Assumed annual rate of compensation increase	**4.00%**	4.00%	**—**	—

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for our pension plans with accumulated benefit obligations in excess of plan assets were $1,296, $1,262 and $865 million, respectively, at December 31, 2001 and $350, $310 and $44 million, respectively, at December 31, 2000.

For measurement purposes, we assumed an annual health-care cost trend rate of 8.25 percent for covered health-care benefits in 2002. The rate was assumed to decrease gradually to 5 percent in 2007 and remain at that level thereafter. Assumed health-care cost trend rates have a significant effect on the amounts reported for our retiree health-care plan. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 9	$ (8)
Effect on postretirement benefit obligation	$121	$(110)

NOTE 24 SEGMENT FINANCIAL DATA

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management.

We globally manage our business operations through strategic business units (SBUs) serving customers worldwide with aerospace products and services, control technologies for buildings, homes and industry, automotive products and chemicals. Based on similar economic and operational characteristics, our SBUs are aggregated into the following four reportable segments:

- Aerospace includes Engines, Systems and Services (auxiliary power units; propulsion engines; environmental control systems; engine controls; repair and overhaul services; hardware; logistics and power generation systems); Aerospace Electronic Systems (flight safety communications, navigation, radar and surveillance systems; aircraft and airfield lighting; management and technical services and advanced systems and instruments); and Aircraft Landing Systems (aircraft wheels and brakes).

- Automation and Control Solutions includes Control Products (controls for heating, cooling, indoor air quality, ventilation, humidification and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature, electrical current and more); Service (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); Security & Fire Solutions (manufactures and distributes security and fire detection, access control and video surveillance systems); and Industry Solutions (provides full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings).

- Specialty Materials includes fibers; plastic resins; specialty films; intermediate chemicals; fluorine-based products; pharmaceutical and agricultural chemicals; specialty waxes, adhesives and sealants; process technology; wafer fabrication materials and services; advanced circuits; and amorphous metals.

- Transportation and Power Systems includes Garrett Engine Boosting Systems (turbochargers and charge-air coolers); Bendix Commercial Vehicle Systems (air brake and anti-lock braking systems); the Consumer Products Group (car care products including anti-freeze, filters, spark plugs, cleaners, waxes and additives); and Friction Materials (friction material and related brake system components).

The accounting policies of the segments are the same as those described in Note 1. We evaluate segment performance based on segment profit, which excludes general corporate unallocated expenses, gains on sales of non-strategic businesses, equity income, other (income) expense, interest and other financial charges and merger, repositioning and other charges. Intersegment sales approximate market and are not significant. Reportable segment data were as follows:

	2001	2000	1999
Net sales			
Aerospace	**$ 9,653**	$ 9,988	$ 9,908
Automation and Control Solutions	**7,185**	7,384	6,115
Specialty Materials	**3,313**	4,055	4,007
Transportation and Power Systems	**3,457**	3,527	3,581
Corporate	**44**	69	124
	$23,652	$25,023	$23,735
Depreciation and amortization			
Aerospace	**$ 292**	$ 328	$ 291
Automation and Control Solutions	**270**	264	192
Specialty Materials	**231**	244	214
Transportation and Power Systems	**96**	107	106
Corporate	**37**	52	78
	$ 926	$ 995	$ 881
Segment profit			
Aerospace	**$ 1,741**	$ 2,195	$ 1,918
Automation and Control Solutions	**819**	986	767
Specialty Materials	**52**	334	439
Transportation and Power Systems	**289**	274	322
Corporate	**(153)**	(160)	(175)
	$ 2,748	$ 3,629	$ 3,271

	2001	2000	1999
Capital expenditures			
Aerospace	**$ 212**	$ 225	$ 270
Automation and Control Solutions	**154**	193	212
Specialty Materials	**325**	261	282
Transportation and Power Systems	**172**	145	143
Corporate	**13**	29	79
	$ 876	$ 853	$ 986
Total assets			
Aerospace	**$ 8,003**	$ 8,454	$ 8,219
Automation and Control Solutions	**6,827**	7,510	4,816
Specialty Materials	**4,053**	4,243	4,701
Transportation and Power Systems	**2,195**	2,792	2,799
Corporate	**3,148**	2,176	2,992
	$24,226	$25,175	$23,527

A reconciliation of segment profit to consolidated income (loss) before taxes is as follows:

	2001	2000	1999
Segment profit	**$ 2,748**	$ 3,629	$ 3,271
Gain on sale of non-strategic businesses	**—**	112	106
Equity in income of affiliated companies	**7**	47	116
Other income	**22**	57	39
Interest and other financial charges	**(405)**	(481)	(265)
Merger, repositioning and other charges[1]	**(2,794)**	(966)	(1,287)
Gain on disposition of investment in AMP	**—**	—	268
Income (loss) before taxes	**$ (422)**	$ 2,398	$ 2,248

(1) In 2001 includes cumulative effect adjustment of $1 million of income related to adoption of SFAS No. 133.

NOTE 25 GEOGRAPHIC AREAS — FINANCIAL DATA

	NET SALES[1]			LONG-LIVED ASSETS[2]		
	2001	2000	1999	**2001**	2000	1999
United States	**$17,421**	$18,007	$16,913	**$ 9,402**	$ 9,540	$ 7,837
Europe	**4,264**	4,313	4,608	**1,491**	1,617	1,840
Other International	**1,967**	2,703	2,214	**396**	517	613
	$23,652	$25,023	$23,735	**$11,289**	$11,674	$10,290

(1) Sales between geographic areas approximate market and are not significant. Net sales are classified according to their country of origin. Included in United States net sales are export sales of $3,074, $3,194 and $3,715 million in 2001, 2000 and 1999, respectively.

(2) Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.

NOTE 26

UNAUDITED QUARTERLY FINANCIAL INFORMATION

	2001					2000				
	MAR. 31[1]	**JUNE 30**[2]	**SEPT. 30**[3]	**DEC. 31**[4]	**YEAR**	MAR. 31	JUNE 30[5][6]	SEPT. 30[7]	DEC. 31[8]	YEAR
Net sales	**$5,944**	**$6,066**	**$5,789**	**$5,853**	**$23,652**	$6,044	$6,309	$6,216	$6,454	$25,023
Gross profit	**971**	**999**	**421**	**832**	**3,223**	1,594	1,638	1,371	1,330	5,933
Net income (loss)	**41**	**50**	**(308)**	**118**	**(99)**	506	617	282	254	1,659
Earnings (loss) per share — basic	**.05**	**.06**	**(.38)**	**.14**	**(.12)**	.64	.77	.35	.32	2.07
Earnings (loss) per share — assuming dilution	**.05**	**.06**	**(.38)**[9]	**.14**	**(.12)**[9]	.63	.76	.35	.31	2.05
Dividends paid	**.1875**	**.1875**	**.1875**	**.1875**	**.75**	.1875	.1875	.1875	.1875	.75
Market price[10]										
High	**49.42**	**53.50**	**38.95**	**34.50**	**53.50**	60.50	59.13	41.75	55.69	60.50
Low	**35.93**	**34.90**	**23.59**	**25.65**	**23.59**	40.31	32.13	33.25	33.38	32.13

(1) Includes a $495 million provision for repositioning and other charges, a charge of $95 million for the impairment of an equity investment and an equity investee's loss contract and a net provision of $5 million, consisting of $6 million for a charge related to the early extinguishment of debt and a $1 million benefit recognized upon the adoption of SFAS No. 133. The total pretax charge was $595 million, after-tax $374 million, or $0.46 per share. The total pretax charge included in gross profit was $474 million.

(2) Includes a $573 million net provision for repositioning and other charges and a charge of $78 million for the impairment of an equity investment. The total pretax charge was $651 million, after-tax $400 million, or $0.49 per share. The total pretax charge included in gross profit was $508 million.

(3) Includes a $981 million net provision for repositioning and other charges and a charge of $27 million for the impairment of an equity investment. The total pretax charge was $1,008 million, after-tax $668 million, or $0.82 per share. The total pretax charge included in gross profit was $916 million.

(4) Includes a charge of $440 million for the Litton settlement and a charge of $100 million for the write-off of investments related to a regional jet engine contract cancellation. The total pretax charge was $540 million, all of which was included in gross profit, after-tax $329 million, or $0.40 per share.

(5) Includes a $96 million provision for repositioning charges, all of which was included in gross profit, after-tax $59 million, or $0.08 per share.

(6) Includes an after-tax gain of $71 million, or $0.09 per share, on the sale of the TCAS product line of the former Honeywell.

(7) Includes a $116 million net provision for repositioning and other charges, an impairment charge of $245 million for the write-down of long-lived assets of our Friction Materials business and a charge of $99 million for costs associated with closing an affiliate's operations. The total pretax charge was $460 million, after-tax $331 million, or $0.41 per share. The total pretax charge included in gross profit was $361 million.

(8) Includes a $208 million provision for repositioning and other charges, an impairment charge of $165 million for the write-down of long-lived assets of a chemical manufacturing facility and a charge of $37 million for costs principally related to an equity investee's customer claims. The total pretax charge was $410 million, after-tax $315 million, or $0.39 per share. The total pretax charge included in gross profit was $373 million.

(9) Dilutive securities issuable in connection with stock plans have been excluded from the calculation of loss per share because their effect would reduce the loss per share.

(10) From composite tape — stock is primarily traded on the New York Stock Exchange.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareowners of Honeywell International Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and shareowners' equity present fairly, in all material respects, the financial position of Honeywell International Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 7, 2002

ANNUAL MEETING

The Annual Meeting of Shareowners will be held at 10 a.m. on Monday, July 29, 2002, at Honeywell's corporate headquarters, 101 Columbia Rd., Morristown, New Jersey.

DIVIDENDS/SHAREOWNER MATTERS

Honeywell's Dividend Reinvestment and Share Purchase Plan provides for automatic reinvestment of common stock dividends at market price. Participants also may add cash for the purchase of additional shares of common stock without payment of any brokerage commission or service charge. Honeywell offers Direct Registration, or paperless stock ownership. This means that instead of getting a paper stock certificate to represent your shares, your shares are held in your name and tracked electronically on our records.

The company has established a Direct Deposit of Dividends service enabling registered shareowners to have their quarterly dividend payments sent electronically to their bank accounts on the payment date.

For more information on these services or for answers to questions about dividend checks, stock transfers or other shareowner matters, please contact Honeywell's transfer agent and registrar:

The Bank of New York
Church Street Station
P.O. Box 11258
New York, New York 10286
(800) 647-7147
http://stock.bankofny.com
Shareowner-svcs@Email.bankofny.com

FORM 10-K

Shareowners may request a copy of Form 10-K, which the company files with the Securities and Exchange Commission, by contacting:

Honeywell International Inc.
Corporate Publications
P.O. Box 2245
Morristown, New Jersey 07962-2245
(973) 455-5402

STOCK EXCHANGE LISTINGS

Honeywell's Common Stock is listed on the New York, Chicago and Pacific stock exchanges under the symbol HON. It is also listed on the London stock exchange. Shareowners of record as of Dec. 31, 2001, totaled 90,386.

GENERAL INQUIRIES

For additional shareowner inquiries, please contact Honeywell's Shareowner Services at (800) 647-7147. For information on Honeywell's products, please call the company's Customer Support Center at (800) 421-2133 or (602) 365-2180. The company's Internet address is www.honeywell.com.

LEADERSHIP TEAM

Lawrence A. Bossidy
Chairman

David M. Cote
President and Chief Executive Officer

Nance K. Dicciani
President and Chief Executive Officer, Specialty Materials

Robert J. Gillette
President and Chief Executive Officer, Transportation & Power Systems

J. Kevin Gilligan
President and Chief Executive Officer, Automation & Control Solutions

Robert D. Johnson
President and Chief Executive Officer, Aerospace

Barry C. Johnson
Senior Vice President and Chief Technology Officer

Larry E. Kittelberger
Senior Vice President, Administration, and Chief Information Officer

Peter M. Kreindler
Senior Vice President and General Counsel

Donald J. Redlinger
Senior Vice President, Human Resources and Communications

Richard F. Wallman
Senior Vice President and Chief Financial Officer

Dean M. Flatt
President, Aerospace Electronic Systems

Steven R. Loranger
President, Engines, Systems & Services

Thomas L. Buckmaster
Vice President, Communications

James V. Gelly
Vice President and Treasurer

Michael W. Naylor
Vice President, Government Relations

Victor P. Patrick
Vice President, Secretary and Deputy General Counsel

William L. Ramsey
Vice President, Six Sigma and Operations

Edward T. Tokar
Vice President, Investments

John J. Tus
Vice President and Controller





1 Russell E. Palmer 2 Robert P. Luciano 3 Marshall N. Carter 4 Ann M. Fudge 5 John R. Stafford 6 Gordon M. Bethune 7 Lawrence A. Bossidy, Chairman 8 Michael W. Wright 9 Hans W. Becherer 10 Ivan G. Seidenberg 11 Bruce Karatz 12 Jaime Chico Pardo 13 James J. Howard
Not pictured: David M. Cote

BOARD OF DIRECTORS

Lawrence A. Bossidy
Chairman of the Board
Honeywell International Inc.
Age 66; elected in 2001

David M. Cote
President and
Chief Executive Officer
Honeywell International Inc.
Age 49; elected in 2002

Hans W. Becherer [1,2,4]
Former Chairman and
Chief Executive Officer
Deere & Company
(mobile power machinery and financial services)
Age 66; elected in 1991

Gordon M. Bethune [3,4]
Chairman and
Chief Executive Officer
Continental Airlines, Inc.
(international commercial airline company)
Age 60; elected in 1999

Marshall N. Carter [1,3]
Senior Fellow at the Center for Business and Government, John F. Kennedy School of Government, Harvard University
Age 61; elected in 1999

Jaime Chico Pardo [2,5]
Vice Chairman and
Chief Executive Officer
Telefonos de Mexico
S.A. de C.V. (TELMEX)
(telecommunications)
Age 52; elected in 1999

Ann M. Fudge [1,3,5]
Former President
Beverages, Desserts and Post divisions
Kraft Foods, Inc.
(packaged foods)
Age 50; elected in 1993

James J. Howard [1,3]
Chairman Emeritus
Xcel Energy Inc.
(energy company)
Age 66; elected in 1999

Bruce Karatz [2,4]
Chairman and
Chief Executive Officer
KB Home
(residential and commercial builder)
Age 56; elected in 1999

Robert P. Luciano [2,4,5]
Chairman Emeritus
Schering-Plough Corporation
(pharmaceuticals and consumer products)
Age 68; elected in 1989

Russell E. Palmer [1,2,5]
Chairman and
Chief Executive Officer
The Palmer Group
(private investment firm)
Age 67; elected in 1987

Ivan G. Seidenberg [2,4]
President and
Co-Chief Executive Officer
Verizon Communications Inc.
(telecommunications and information services provider)
Age 55; elected in 1995

John R. Stafford [1,4,5]
Chairman of the Board
Wyeth
(pharmaceutical and health care products)
Age 64; elected in 1993

Michael W. Wright [1,2,5]
Chairman of the Board
SUPERVALU INC.
(food distributor and retailer)
Age 63; elected in 1999

COMMITTEES OF THE BOARD

[1] Audit Committee
Russell E. Palmer, Chair

[2] Corporate Governance Committee
Bruce Karatz, Chair

[3] Corporate Responsibility Committee
Ann M. Fudge, Chair

[4] Management Development and Compensation Committee
Robert P. Luciano, Chair

[5] Retirement Plans Committee
Michael W. Wright, Chair

Honeywell

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
USA

For more information about our company, visit our Internet site at: ***www.honeywell.com***